Exhibit 99.2

ZTO 中通快递 ZTO EXPRESS

2023 Environmental, Social and Governance Report

ZTO Express (Cayman) Inc.



Bringing Happiness to More People through Our Services

NYSE: ZTO
SEHK: 2057.HK

Table of Contents

Topic One
Promoting High-Quality Development to Fulfill the Mission of the Times   **13**

Topic Two
Responding to Climate Change, Establishing a Green Postal Route   **17**

Linking the World
Uniting All, Reaching Beyond   **30**



Uniting Hearts
Sharing Warmth   **54**

Sincerity and Trust
In Search of Long-Term Stability and Harmony   **80**





Bringing Happiness to More People through Our Services

About the report

Introduction

This report is the seventh Environmental, Social and Governance Report (hereinafter referred to as "this report" or "ESG report") released by ZTO Express (Cayman) Inc. As used in this report, "ZTO Express", "the Company" and "we" refers to ZTO Express (Cayman) Inc. and its subsidiaries. The purpose of this report is to provide factual disclosure of the Company's ESG performance and fulfillment practices with respect to shareholders, customers, partners, employees, the environment, communities and other key stakeholders. Unless otherwise stated, this report covers the financial year from January 1, 2023 to December 31, 2023 (the "reporting period").

References

This report is prepared with reference to the Appendix C2: (Environmental, Social and Governance Reporting Guide) to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (hereinafter referred to as "the ESG Guide of HKEX"), the GRI Sustainability Reporting Standards released by the Global Sustainability Standards Board (hereinafter referred to as "the GRI Standards"), the China Guidelines for Corporate Social Responsibility Reports (CASS-ESG5.0) issued by the Chinese Academy of Social Sciences, and the SDG Compass. The preparation of this report is subject to the following principles:

Materiality: The materiality of the ESG issues is determined by the Board, and stakeholder communication, identification of materiality issues, and materiality issues matrix have all been disclosed in this report.

Quantitative: The measurement standards, methodologies, assumptions and/or calculation tools of the key performance indicators in this report, as well as the source of the conversion factors used, have been explained in the report's explanatory notes.

Balance: This report presents the Company's performance during the reporting period in an unbiased manner, avoiding selections, omissions, or presentation formats that might improperly influence the decisions or judgments of readers of the report.

Consistency: Unless otherwise stated, the statistical methods and scope used in the disclosure of data in this report are consistent with those used in previous years.

To facilitate readers' reference, an index of ESG indicators is provided in Appendix II of this report.

Scope and boundary

Unless otherwise stated, the scope of the policies and data provided in this report are consistent with those referred to in the annual report.

Data source and reliability commitment

The data and cases in the report are mainly obtained from the statistical reports and relevant files of the Company, and reviewed by various departments. The Board undertakes that the report does not contain any false records or misleading statements and that Board is responsible for the authenticity, accuracy and completeness of the report.

Confirmation and approval

This report was approved by the ESG Committee and the Board of Directors of the Company.

Access and contact information

Readers may access the electronic version of this report on the "Investor Relationship" section of the Company's official website at www.zto.com. If you have any comments or suggestions on the Company's environmental, social and governance disclosures and performance, please contact us through the following means:

Address of ZTO headquarters: 1685 Huazhi Road, Huaxin Town, Qingpu District, Shanghai

Postal Code : 201708

Tel: 95311

E-mail: ga@zto.com

Chairman's Message



Chairman of the Board of Directors and Chief Executive Officer

Lai Meisong

The year 2023 marked the commencement of a brand-new phase in the second twenty-year development of ZTO Express. This year was also crucial for the strategic layout and development process of the Company. Standing on the new starting point forged by common efforts, we shoulder more significant responsibilities and tasks, embracing more ambitious mission and ideal. For this reason, we can only be more enthusiastic, down-to-earth and perseverant; strive our best to bring ZTO Express to new heights and live up to the ardent expectations of our customers and all walks of life.

As we move forward, we are deeply aware that ESG is not only a part of corporate social responsibility, but also a strategic direction and core driving force to ensure long-term sound and sustainable development. In 2023, we actively put ESG concepts into practice. On the basis of solid corporate governance, we will continue to foster green transformation and safeguard the development of our employees. We also seek to give back to society with efficient services and caring humanistic care, continuously improve our ESG performance.

In terms of adhering to the leadership of the Party, we recognize the fundamental significance of political leadership for the long-term development of our enterprise. In this regard, we have been promoting harmony and integration within the enterprise through in-depth promotion of Party building activities, education and publicity, rigorous promotion of constructing a clean Party, strengthening of the ideological education of employees, and giving full play to the pioneering role of Party members. All of these have promoted internal harmony and integration within the enterprise and provided a solid guarantee for the enterprise's healthy development.

In response to global climate change, we are well aware of the far-reaching impact of climate change on society and the economy. Therefore, in 2023, we strived to reduce the carbon footprint of ZTO Express and build a more sustainable logistics system through numerous means. We proactively identified and responded to the risks of climate change, built a green logistics model, strengthened energy efficiency and greenhouse gas emission management, and continuously optimized the green packaging system. We are committed to building a more sustainable logistics ecosystem.

In terms of product innovation, we are determined to develop more intelligent, convenient, safe and reliable logistics solutions to enhance user experience. Through the introduction of advanced technologies such as artificial intelligence and big data analysis, we optimized the logistics operation process and improved delivery speed and accuracy. This is not only a response to changes in market demand, but also a way for us to leverage our highly efficient logistics operation model and seek to maximize the use of resources for achieving our long-term goal of sustainable development.

In terms of employee care, we have further strengthened the protection of employees' rights and interests, paying more attention to the spiritual needs of employees and enhancing their sense of achievement and happiness. By constant enrichment and improvement of the system that protects employees' rights and interests, provision of diversified vocational skills training and clear and unimpeded career advancement paths, we seek to create an attractive work environment that capitalizes on the growth of our employees. In addition, we actively participate in public welfare activities,

such as fulfilling our corporate social responsibilities and make active contributions to society through supporting education in remote areas and assisting disadvantaged groups.

In terms of corporate and environmental governance, we have strengthened the level of corporate governance to ensure the rationality of corporate decision-making and compliance of corporate operations. This was done by enhancing the diversity of the board, optimizing the risk management process and strengthening the construction of a code of business ethics. At the same time, we continue to improve the level of green development by introducing more advanced eco-protection technologies and building a green office environment to put the concept of sustainable development into practice.

We will strive to live up to our reputation. In the future, we will follow the development trend of the industry, continue to deepen the practice of ESG in all aspects, and work hand in hand with all employees, users as well as all walks of life to promote high-quality development of the enterprise, and to take practical action to fulfill our social responsibility.

About ZTO Express

Founded on May 8 2002, ZTO Express has since evolved into a large logistics conglomerate integrating multiple services including domestic and international express delivery, less-than-truckload (LTL), cloud warehousing, cold chain, finance, and commerce (Tuxi). On October 27, 2016, ZTO Express was listed on the New York Stock Exchange (NYSE). On September 29, 2020, the Company was listed on the Main Board of The Stock Exchange of Hong Kong Limited (HKEX) under chapter 19C of the Hong Kong Listing Rules, becoming the first Chinese express delivery company listed in both the United States and Hong Kong, China. On May 1, 2023, the Company's voluntary conversion of its secondary listing status to primary listing on the Main Board of HKEX became a dual primary-listed on the HKEX and the NYSE.

ZTO Express is the world's largest express delivery company in terms of parcel volume. In 2023, ZTO Express handled **30.2 billion** parcels, representing a year-on-year growth of **23.8%**. The Company's market share reached **22.9%**, maintaining its position as the industry leader for eight consecutive years. ZTO Express has the largest network with the most extensive, the most intensive and the deepest coverage among the private operators in China. As of the end of 2023, ZTO Express operated more than **31,000** outlets, **99** domestic sorting hubs, **464** sets of automated sorting equipment, approximately **6,000** direct network partners, over **10,000** line-haul vehicles, including about **9,200** high-capacity trailer trucks, and more than **3,900** line-haul routes, as well as a network reaching more than **99%** of the county-level cities, and covering over **96%** of the village-level cities.



Parcel volume	ZTO service outlets	County-level cities coverage
302 billion	31,000+	99%+
Domestic sorting hubs	Direct network partners	Self owned line-haul vehicles
99	~6,000	10,000+

Parcel volume
30.2 billion
YoY growth rate **23.8%**

Direct network partners
~6,000

Automated sorting equipment
464 sets

Domestic sorting hubs
99

Line-haul vehicles
10,000+
~9,200 High-capacity trailer trucks

Last-mile posts
~110,000
ZTO service outlets **31,000+**

Network coverage
99%+ of the county-level cities
Village-level cities coverage rate **96%+**

Core Philosophy



Corporate mission
Bringing Happiness to More People through Our Services

Corporate vision
Become a sustainable century-old enterprise with dignity and respect

Core values
Shared Success, Trust and Accountability, Innovation and Entrepreneurship

Corporate spirit
Persistence, focus and perseverance

Management philosophy
Fair, efficiency and results-oriented

Operation philosophy
Integrity, transparency and win-win results

Development philosophy
Stable, strong, ambitious and change-seeking

Talent philosophy
Talents are the driving force

Safety philosophy
Safety is benefit

Service philosophy
All for outlets, and all for customers

Honors & Awards 2023

During the reporting period, the Company received the following awards:

Name of Honor (incomplete list)	Award institution
2018-2019 National Civilized Unit of Transportation Industry (Review)	Ministry of Transportation and Communications
The 21st National Youth Civilization	State Post Bureau
2022 National Postal Express Industry Youth Production Safety Demonstration Post	State Post Bureau
2022 Top Ten Public Welfare Enterprises of the Year of "Public Welfare Shanghai"	Shanghai Municipal Civil Affairs Bureau, Shanghai Public Welfare New Media Center, etc.
2022 Shanghai Safety Demonstration Unit	Ping An Shanghai Construction Coordination Group
2023 Exemplary Case of "Deep Integration and Development of Supply Chain Management Service and Manufacturing Industry"	Shanghai Municipal Commission of Economy and Information Technology, Shanghai Municipal Postal Administration
2022 Qingpu District Service Industry Top Ten	Shanghai Qingpu District People's Government
2022 Outstanding Talent Team Award for Innovation and Entrepreneurship in Qingpu District	Shanghai Qingpu District Talent Work Leading Group
2023 Shanghai Excellent Learning Enterprise and Institution	Shanghai Municipal Office of Learning Society Construction and Lifelong Education Promotion Committee
The First Hangzhou Charity Award for Institutional Donations	People's Government of Hangzhou, Zhejiang Province
Top 500 Private Enterprises in China in 2023 (341st)	All-China Federation of Industry and Commerce
Top 100 Private Enterprises in China's Service Industry in 2023 (80th)	All-China Federation of Industry and Commerce
2022 Contribution Award for Keeping Traffic Safe and Smooth	China Express Association
2022 Special Contribution Award for Express Industry of CITES	China Express Association
2022 National Advanced Logistics Enterprise	China Communications and Transportation Association
2022 National Advanced Logistics Enterprise Innovation and Growth Award	China Communications and Transportation Association
Science and Technology Progress Award of CFLP in 2023	China Federation of Logistics and Purchasing
2023 Top 50 Logistics Enterprises in China (9th)	China Federation of Logistics and Purchasing
2023 Shanghai May Day Labor Award	Shanghai Federation of Trade Unions
2023 Leading Enterprise of Shanghai Productive Service Industry	Shanghai Productive Service Industry Promotion Association
Honor of "Charity Donation and Love for Humanity"	Shanghai Charity Foundation
2022 Hurun Brand List (70th)	Hurun Research Institute
2023 China's Top 500 Brand Value (196th)	Brand Finance

ESG Management

We firmly believe that a sound Environmental, Social and Governance (ESG) management system is the internal foundation for the Company to effectively fulfill our environmental and social responsibilities. ZTO Express is committed to continuously improving its ESG governance system, promoting the long-term and sustainable development of its business, and creating lasting value for all stakeholders.

ESG Management Structure

The Company continues to improve its ESG governance by establishing a top-down ESG governance structure and management mechanism. The Board of Directors, as the highest decision-making body for ESG governance at ZTO Express, holds ultimate responsibility for the Company's ESG initiatives. Under the Board of Directors, the ESG Committee[1] is responsible for assisting the Board in formulating and reviewing the Company's ESG management policies, governance structures, operational management, and performance evaluation. It also regularly reports on the performance of ESG-related initiatives to the Board and provides recommendations while overseeing the implementation of corresponding improvement plans.

The ESG Committee establishes an ESG working group as a comprehensive coordination body, responsible for preparing preliminary work for ESG Committee decisions. The group collaborates with various departments, units, and subsidiaries of the Company to fully implement ESG initiatives. It regularly reviews and summarizes the progress and effectiveness of ESG-related efforts and report to the ESG Committee.



Decision-marking
Board of Directors
ESG Committee
Supervision and management of ESG strategy, policy formulation

Organization
ESG Working Group
Implementation and coordination of specific ESG actions, facilitating the implementation of related ESG initiatives

Execution
Relevant Functional Departments
Implementation of ESG policies and objectives

ZTO Express ESG Governance Structure

Stakeholder Engagement

Understanding the concerns of stakeholders helps us to develop sustainable development plans and future business policies. We adhere to the principles of openness, transparency, and collaboration, actively engage in stakeholder communication, and maintain close relationships with all parties through diverse channels to ensure that their demands are fully understood and effectively addressed. By engaging with stakeholders, we seek to understand their priorities and expectations regarding ESG issues and gather feedback and suggestions on the Company's ESG performance.

[1] For more information on the functions of the ESG Committee, please refer to the "Revised and Restated Authority Scope of the ESG Committee".

Stakeholder Category	Topics of Interest	Communication Channels
Government and regulatory agencies	• Compliance • Rural revitalization • Green development • Support for community development	• Submission of official documents • Thematic session • Regular announcement • Reception of government research team
Shareholders and investors	• Operational risk management • Regulating corporate governance • Data privacy and security • Investor rights and interests	• Shareholders' meeting • Release of corporate earnings • Press release, announcement and road show
Customers and consumers	• Secure delivery and transportation • Product and service optimization • Data privacy and security	• Satisfaction survey • Regular communication and talks • Customer survey
Employees	• Compensation and benefits • Secure delivery • Health and safety • Career development	• Employee communication • Staff training • Employee activity
Franchise Outlets	• Customer satisfaction • Support for outlet development	• Outlet assessment • Outlet visit
Suppliers and Contractors	• Supply chain ESG management	• Supplier assessment • Supplier visits
Partners	• Progress of industry • Business integrity	• Open and transparent bidding process • Industry exchange • Field survey
Communities	• Community development • Rural revitalization	• Charity campaign • Volunteer service
Media	• Support for community development • Rural revitalization • Technology innovation	• Press release • Media communication • Social responsibility and sustainability disclosure

Assessment of Materiality Issues

ZTO Express regularly evaluates ESG issues related to its sustainability from two dimensions: the importance to ZTO's sustainable development and the importance to stakeholders, based on feedback from stakeholders and global sustainability trends. In accordance with the Hong Kong Stock Exchange's "Environmental, Social, and Governance Reporting Guide", combined with GRI standards, SASB, capital market rating agencies, and industry peers' focus issues, and considering industry characteristics and corporate culture, we have identified 21 important issues highly relevant to the Company.


01
Identifying Potential Materiality Issues
We identified 21 material topics for the Comapny's business based on regulartoy requirements, peer practices, media analysis, and capital market concerns
02
Skaeholder Engagement
We formulated a stakeholder engagement plan under which we conducted in-depth interviews and distributed ESG materiality surveys to governments and regulators, shareholders and investors, employees, consumers, and the public to understand key ESG topics of concern to stakeholders
03
Materiality Issues Matrix
We scored and ranked all topics in terms of their materiality for the Company and for stakeholders and formed our materiality matrix
04
Confirmation of Materiality Issues
We then submitted the materiality matrix to management for confirmation of the identified topics and their degree of materiality

Process of Identification and Assessment of Material Issues

During the reporting period, we reviewed and evaluated the material topics. We continued to monitor and allocate resources to manage all issues that affect the Company and stakeholders. The specific material topics matrix is as follows.


High
Importance to stakeholders
Low
Importance to the sustainable development of ZTO
High
Occupational health and safety
Diversity and inclusion
Data and privacy safety
Delivery safety
Compliance and business ethics
Energy management and GHG emission
Reduction of pollution
Use of packaging materials
Response to climate change
Staff training and development
Employee rights, interests and benefits
Supply chain management
Quality customer service
Rural revitalization and common prosperity
Product service and innovatio
Win-win cooperation
Corporate governance
Risk management
Water resources management
Waste management
Community participation

ZTO Express Materiality Issues Matrix

01 TOPIC

Promoting High-Quality Development to Fulfill the Mission of the Times

ZTO Express firmly believes that Party building is a cornerstone for enterprises to effectively exert the political and organizational advantages of the Party organization and achieve steady forward development. Over the years, we have innovatively cultivated the "Happy ZTO Express" Party building brand to use political leadership and the power of trust to irrigate the growth of the enterprise. We have always adhered to the Party's leadership in our work. In the new era, we have been modifying our thinking, taking up responsibilities, and cultivating a good corporate culture. We strive our best to maintain a high degree of ideological consistency with the CPC Central Committee, in the action of the unity of knowledge and practice, the courage to innovate, the courage to take responsibility, to hand over new answers of the times.

Learning the Thoughts and Grasping the Pulse of the Times

The Party Committee of ZTO Express insists on in-depth study and implementation of Xi Jinping Thought on Socialism with Chinese Characteristics for a New Era and the spirit of the 20th National Congress of the CPC. Through thematic education, Party members and cadres were encouraged to deeply understand the decisive significance of the "Two Establishments", consciously enhance the "Four Awareness", firmly establish the "Four Matters of Confidence", achieve the "Two Safeguards", and always maintain a high degree of consistency with the CPC Central Committee in ideology, politics, and actions.

Through the development of "three meetings and one lesson", each branch of our Party committee carries out the theme of the Party day and other forms of learning plans and Party building activities. The participants learned to inherit and carry forward the Party's fine traditions and good style, actively organize various types of voluntary activities such as people's services, civilization publicity, environmental remediation, and carry out activities such as fire drills, distribution of cold wave warming materials, "open day" for elementary school students to experience the new technology of logistics in ZTO Express and "a Party branch taking concrete actions". The general requirements of thematic education – "learning ideas, strengthening the Party's characters, emphasizing application and achieving new contributions" – ensuring that the overall requirements are truly comprehended and effectively implemented.









April 2023, the Party Congress of the Party Committee of ZTO Express was held at the headquarters

Shouldering Responsibilities and Being a Pioneer of the Times

As an industry leader, ZTO Express strives to take action and take responsibilities in the development of the industry. Led by a high sense of responsibility and mission, ZTO constantly works on self-improvement in quality and ability, sets a good example for the industry, strives to become a global first-class integrated logistics service provider, provides practical solutions to problems in the industry, and acts as a real pioneer of the times.


忠诚敬业心向党 责任担当向中通
忆党史、铭党恩、促党建、增责任、提效能

"Loyalty and Dedication to the Party, Responsibility and Bearing to ZTO Express" July 1st Party Day Activity at ZTO Express Headquarters


宝鸡西宝中通快递有限公司党群组织
有你的冬天不太冷——2023年冬季送温暖活动

2023 Shaanxi Management Center "Warmth in Winter" Campaign


荣誉证书

中通快递党委：

《创新培育"幸福中通"党建品牌 让党的声音传递到"神经末梢"》荣获2021-2022年度华新镇十大基层党建特色项目。

特发此证，以资鼓励。

中共华新镇委员会
二〇二三年六月


人力资源优秀案例
上海市浙江商会
二〇二三年九月

The "ZTO Express Series of Red Lessons" was named by the Shanghai Zhejiang Chamber of Commerce as the second excellent Party building brand "best practice cases". Meanwhile, the Party building brand project "Innovative Cultivation: To pass the voices of the Party to the nerve endings" won the Ten Characteristic Programs for Grassroots Party Building, "One Branch One Brand", of Qingpu District, Huaxin Town.


开天辟地一女杰"王会悟"
—中共"一大"的幕后英雄
1898年7月8日-1993年10月20日
浙江嘉兴桐乡县乌镇人
中共一大代表李达的夫人
唯一见证并参与筹备一大的女中豪杰

02 TOPIC

Responding to Climate Change Establishing a Green Postal Route

Currently, climate change not only poses severe challenges to the sustainable development of enterprises and society but constitutes a pressing global issue that requires urgent counteractions. ZTO Express is committed to building a green logistics system, implementing green operations in various scenarios such as transportation, warehousing, and office work. The Company also continues to optimize packaging, and help achieve China's goal of "carbon peaking and carbon neutrality" as it endeavors to address and mitigate the impacts of climate change.

Topics addressed in this chapter

- Responding to climate change
- Energy management and greenhouse gas emissions
- Packaging material usage
- Waste management

Corresponding SDGs



Our actions

- Actively identify and undertake climate actions, strengthen energy management, increase investment in clean energy and equipment upgrades, and reduce greenhouse gas emissions
- Promote green packaging, improve resource utilization efficiency, reduce waste, and guide green and low-carbon express consumption patterns

Panorama of Green Delivery Routes for ZTO Parcels

Green Pickup

Slim Tape
Only **45mm** in width
100% purchasing ratio used across the network to reduce resource waste

Fully Biodegradable Bags
Green biodegradable and recyclable

Recycled Express Boxes
Recycled and resource-saving
360,000 boxes in the whole network can be recycled **8** times on average

Electronic Waybill
new waybill saves **80%** of paper used compared with the old ones
100% usage rate to reach complete coverage

Recyclable Transit Bag
Reusable for over **100** times
cumulative input volume of
44.15 million bags across the network an increase by **37%** compared with the year before

Green Transportation

High-capacity Trailer Trucks
About **9,200** self-owned high-capacity dump trucks to enable upgraded capacity reduced weight and improved energy efficiency

New Energy Vehicles
LNG-powered vehicles are used in some areas fueled by liquefied natural gas to be more eco-friendly

Optimized Transportation Routes
About **3,900** routes for mainline transportation using algorithms to increase loading rates reduce frequency and minimize pollution emissions

Green Sortation

Photovoltaic Facilities
Clean energy from grid-connected power generation, green and energy-saving
34% year-on-year growth of photovoltaic power generation in 2023

Intelligent Sorting Equipment
464 sets of automated sorting equipment for small and large parcels more efficient, low energy consumption low noise, low pollution

Green Last-mile Delivery

Packaging Recycling Bins
Sorting, recycling and reusing cartons and other packaging materials
150 million cartons were recycled in 2023

Unmanned Vehicle Delivery
Human-machine coordination technology and efficiency to provide users with more convenient services

Drone Delivery
Reducing the burden of ground transportation lowering energy consumption per unit and solving the last mile delivery problem in mountain villages

Green Delivery Vehicles
Green delivery at the endpoint through electric and hybrid electric vehicles using fuel cell to achieve energy saving and emission reduction

Responding to Climate Change

As a responsible enterprise, we are deeply aware of the impact of climate change on operations. Following the framework of the Task Force on Climate-related Financial Disclosures (TCFD), we incorporate climate change into our corporate governance and strategic framework, strengthen the identification and management of climate change risks and opportunities, and regularly review the effectiveness of low-carbon development to support the achievement of China's goal of "carbon peaking and carbon neutrality." Additionally, the Company has established policies and systems such as the "Firefighting and Emergency Evacuation Drill System" and "Flood Control Emergency Plan" to reduce the impact of physical risks on the Company's normal operations.

Climate Change Managements

The Company's Board of Directors is responsible for climate change-related risks and opportunities, and authorizes the ESG Committee to oversee the related work, including risk identification, assessment, and management. At the same time, the ESG Committee reports to the Board of Directors annually on relevant ESG matters, including climate risks. We link board compensation performance with the Company's climate change performance, continuously enhancing the Company's level of climate change management.

Climate Change Strategy

We conduct climate scenario analysis based on the Shared Socioeconomic Pathways (SSP) assumptions adopted by the Intergovernmental Panel on Climate Change (IPCC), taking into account the objective conditions of Company operations and potential external environments that may be encountered in the future, such as natural ecosystems and socioeconomic environments. Factors identified include temperature rise, sea level rise, extreme weather events, climate policies, and changes in energy technologies. We choose SSP1 and SSP3 pathways for climate scenario analysis.

Category		SSP1	SSP3
Natural [2]	Temperature Rise	By 2040, there will be a 1.5°C rise in temperature above pre-industrial levels (1.5°C rise by 2100)	By 2040, there will be a 1.6°C rise in temperature above pre-industrial levels (3.9°C rise by 2100)
	Sea Level Rise	By 2040, there will be a 0.1-meter rise in sea levels compared to the present (0.4-meter rise by 2100)	By 2040, there will be a 0.1-meter rise in sea levels compared to the present (0.6-meter rise by 2100)
	Extreme Weather	The frequency and intensity will increase to some extent	The frequency and intensity will significantly increase
	Heavy Precipitation on Land	With a temperature rise of 1.5°C-2.0°C, precipitation intensity is projected to increase by 10.5%-14%	With a temperature rise of 2.0°C-4.0°C, precipitation intensity is projected to increase by 14.0%-30.2%
Socioeconomic Environment	Climate Policy	Several countries, regions, and economic entities are expected to introduce progressively stricter low-carbon policies and regulations, committing to long-term net-zero emissions or carbon neutrality goals, aiming to manage global environmental issues	Major countries have already initiated climate policy actions, but some countries and regions lack carbon neutrality goals and do not have detailed near-term actions or planned targets
	Changes in Energy Technology	There will be a reduction in fossil fuel usage, with a shift towards renewable energy sources	Non-fossil fuels still account for a certain proportion of primary energy consumption
	New Energy Transportation	The proportion of new energy vehicles is expected to rapidly increase, becoming the primary direction for transportation vehicles	The proportion of new energy vehicles is gradually increasing, while traditional energy vehicles are undergoing orderly transition

[2] Source: IPCCAR6 Climate Change 2021: The Physical Science Basis

Climate Change Risk and Opportunity Analysis

We analyzed the potential impacts on operations under SSP1 and SSP3 scenarios, identifying potential physical risks and transition risks in different scenarios.

• Risk Identification and Response for ZTO Express Operations Under the SSP3 Scenario

Under the SSP3 scenario where there is a high level of greenhouse gas emission and a significant increase in the proportion of extreme weather events, ZTO Express will face more challenges from physical risks. We have identified and analyzed the potential impacts under acute and chronic physical risks.

		Main Impact Description	Dimensions of Impact
Physical Risk	Acute — Heavy Precipitation and Floods	• Increased risk of flooding and damage to sorting hubs and outlets in low-lying areas • Impact on transportation timeliness, increasing the risk of parcel damage and loss • Severe damage to Company facilities and vehicles • Impact on employee commuting and courier delivery • Potential damage to power facilities affecting the normal operation of operational sites	• Infrastructure damage • Increased operating costs • Threat to personnel health • Decrease in revenue
	Extreme Heat/Cold Weather	• Potential impact on water and electricity usage in operation and office premises, disrupting normal operations • Increased risk for drivers and outdoor workers • Increased energy consumption to maintain constant temperature in operation and office premises	• Increased operating costs • Threat to personnel health
	Typhoons	• Damaged operating routes affecting transport and delivery • Increased risk of damage to outlets due to typhoons	• Decreased revenue • Infrastructure damage
	Chronic — Rising Average Temperatures	• Adverse effects on employee health due to hot weather • Increased demand for cooling equipment	• Threat to personnel health • Increased operational costs
	Rising Sea Levels	• Reduced operational stability of assets and transportation routes in high-risk coastal areas	• Infrastructure damage

• Risk Identification and Response for ZTO Express Operations Under the SSP1 Scenario

In the SSP1 scenario where there is a tightening of macro policies under low emissions scenarios and a wave of societal low-carbon transformation, ZTO Express will face more challenges from transition risks. Based on four dimensions of policy and regulations, market, technology, and reputation, we identified and analyzed the potential impacts of transition risks.

Transition Risks

Policy and Regulations
• With the continuous enhancement of regulatory compliance requirements, the Company needs to actively engage in low-carbon transition, data management, and information disclosure
• Layout energy structure transformation, shifting from fossil energy to clean energy

Market
• As the green consumption trend further develops, the Company needs to increase investment in low-carbon transition, such as equipment upgrades and low-carbon technology development

Technology
• To respond to compliance and market demands, the Company needs to increase investment in low-carbon technology research and development, including process optimization, developing green and circular low-carbon packaging, reducing packaging waste, and minimizing the use of non-biodegradable materials

Reputation
• An increasing number of stakeholders are paying attention to the climate response performance of listed companies. If the Company fails to take appropriate measures to address climate-related issues, it may affect the Company's reputation

• Opportunities from Climate Change

While climate change brings risks, ZTO Express firmly believes that the trend towards low-carbon and green development also presents various opportunities for corporate transformation and growth. During the reporting period, the climate change-related opportunities identified, and the corresponding measures are as follows:

Opportunities

Resource Efficiency

Improve resource efficiency through more efficient operations and production methods to reduce greenhouse gas, pollutant, and waste emissions; practice sustainable development and circular economy concepts to reduce medium to long-term operating costs for the Company

Types of Energy

Introduce more renewable energy sources in the production and operation processes, to enhance our ability to cope with changes in energy supply; obtain supportive policy incentives, gain advantages in the carbon market, and reduce medium- to long-term operating costs

Products and Services

Continuously innovate green and low-carbon products to ensure provision of products and services that align with green consumption principles and acquisition of competitive advantages in the industry

Climate Resilience

Implement low-carbon transition measures such as process optimization and adjustment of product types to enhance resilience and overall risk resistance capability

• Climate Change Indicators and Targets

We will continue to drive internal low-carbon transformation, clarify low-carbon development goals, conduct annual performance assessments, and ensure adequate achievement of established goals.



Deepening research and development of low-carbon technologies
Continuously increase investment in research and development of low-carbon operational technologies; achieve end-to-end greening and intelligent transformation of parcel transportation by increasing the usage of green packaging, expanding the scope and proportion of new energy usage, etc.



Enhancing consumer awareness promotion
Provide rewards and awareness promotion to consumers to help them understand daily recycling methods of express packaging materials and reinforce consumers' understanding of emission reduction



Exploring voluntary emission reduction
Actively explore the feasibility of voluntary emission reduction projects and methodologies in the express delivery industry

ZTO Express's Commitment to Energy Conservation and Emission Reduction

ZTO Express is committed to building a green, circular, and low-carbon express logistics system. We are driven by technological innovation, guided by the principle of green and low-carbon development, aspiring to lead the sustainable development of the logistics industry. We focus on the low-carbon transformation of transportation, the clean and intelligent sortation, and the improvement of network operation quality and efficiency. We aim to achieve a 20% reduction in GHG emissions intensity per parcel produced by the Company by 2028, and work together with value chain partners to steadily advance on the path of green, low-carbon, and high-quality development.

GHG Emissions Goal of ZTO

Indicator	Type	Base Year	Goal in 2028
GHG emissions intensity per parcel (kg CO_2e/ parcel))	Intensity	2028	**20% reduction**




2028 CO_2
In five years
20%
reduction
in GHG emissions intensity per parcel

Energy Conservation and Carbon Reduction

ZTO Express strictly adheres to relevant laws and regulations in the locations where it operates, such as the Environmental Protection Law of the People's Republic of China and The Energy Conservation Law of the People's Republic of China. Through establishing and improving internal energy management systems and process requirements, the Company sets and continuously tracks energy targets to enhance energy efficiency awareness among employees through training and promotional activities. For outsourced logistics suppliers, the Company is committed to improving their environmental performance and aims to jointly create a green operating system by considering the following criteria: whether warehouse resources have photovoltaic facilities, whether vehicle emissions meet China V standards or above, and whether there are new energy vehicle resources for delivery.



Calculating the achievement status of equipment usage

Analyzing operational data of equipment

Identifying centers with high abnormal rates and unmet achievements, listing them as centers requiring optimization

Continuously tracking the usage data of optimization center equipment

Based on the centers requiring optimization, listing the data items with higher abnormal rates of equipment operation

Reviewing the effectiveness of the optimization center's improvements to ensure normal operation of equipment usage data

Proposing equipment optimization plans and measures

Rectification and improvement of equipment optimization

We realize that optimizing energy use is one of the important pathways to reduce greenhouse gas emissions from operations. During the reporting period, we constantly explored opportunities for energy conservation and efficiency improvement through management upgrades and technological innovations. We also continuously tracked and comprehensively improved energy efficiency by analyzing the implementation of energy management goals. Additionally, we vigorously promoted the optimization of energy structure and actively adopted clean energy to increase the proportion of clean energy used. In the field of photovoltaic power generation, in 2023, the company's photovoltaic installation area was approximately 370,000 square meters, with an actual power generation of 40,150 megawatt-hours, an increase of 34% compared to the previous year, of which 26,010 megawatt-hours were for self-use.

Energy Consumption	Unit	2023 Data
Total energy consumption	Tons of Standard Coal Equivalent	732,619.73
Direct energy consumption	Tons of Standard Coal Equivalent	648,856.31
Diesel	Ton	444,284
Natural Gas	m³	1,120,623
Renewable energy generation	Megawatt-hour	40,150
Renewable energy usage	Megawatt-hour	26,010
Indirect energy consumption	Tons of Standard Coal Equivalent	83,763.42
Purchased electricity	Megawatt-hour	681,557

Energy consumption density[3]

Direct energy consumption density	Tons of Standard Coal Equivalent per RMB10,000	0.169
Indirect energy consumption density	Tons of Standard Coal Equivalent per RMB10,000	0.022
Overall energy consumption density	Tons of Standard Coal Equivalent per RMB10,000	0.191

Greenhouse gas emissions[4]

Direct emissions (Scope 1)		Metric Tons CO_2e	1,402,275
Indirect emissions (Scope 2)		Metric Tons CO_2e	388,692
Other indirect emissions (Scope 3)	Transparent tape	Metric Tons CO_2e	2,151
	Waybill	Metric Tons CO_2e	54,537
	Others	Metric Tons CO_2e	98,277
Total greenhouse gas emissions		Metric Tons CO_2e	1,945,932

Greenhouse gas emission intensity

Direct emissions (Scope 1)	kg CO_2e per RMB10,000 of revenue	365
Indirect emissions (Scope 2)	kg CO_2e per RMB10,000 of revenue	101
Total greenhouse gas emissions	kg CO_2e per RMB10,000 of revenue	507

Note 3: Energy consumption is calculated with reference to the National Standard of the People's Republic of China "GB/T 2589-2020General Rules for the Calculation of Comprehensive Energy Consumption".

Note 4: Greenhouse gas emissions are calculated with reference to the 2006 IPCC Guidelines for National Greenhouse Gas Inventories, and the Guide to Greenhouse Gas Accounting and Reporting for Enterprises in Other Industries (for Trial Implementation) issued by the National Development and Reform Commission of the People's Republic of China, and the electricity conversion factor (average emission factor of Chinese power grid in 2022: 0.5703 kg/kWh) is derived from the Notice on the Management of Greenhouse Gas Emissions Reporting by Enterprises in the Power Generation Industry in 2023-2025 issued by the Ministry of Ecology and Environment.

Active involvement in clean energy and equipment upgrades

In 2023, ZTO Express's Hefei Sorting Hub continued its commitment to clean energy. We increased investment in solar panel installation on unused rooftops, adding 20,000 square meters of solar power generation facilities. This expansion resulted in an annual electricity generation of 2.2 million kilowatt-hours, providing a continuous supply of green electricity to the factory area.

Additionally, we upgraded and replaced existing inefficient and high-energy-consuming power supply and usage equipment, and optimized sorting operation process to enhance equipment efficiency, achieving an annual electricity saving of approximately 500,000 kilowatt-hours.



Packaging Material Usage

ZTO Express strives to reduce resource consumption and waste from the source. We have formulated the "Regulations on Supervision and Management of Value-added Services" and the "ZTO Express Parcel Packaging Operation Specification" to clarify packaging principles, tools, and criteria for selecting packaging materials. We require minimizing the use of packaging materials as much as possible while meeting market demand.

Additionally, we continuously invest in packaging material selection and recycling, such as through exploring various research and application scenarios for green and recycled packaging materials. These scenarios include efficient refrigerant development, high-insulation bag development, reuse of discarded corrugated cardboard, and development of circular folding turnover baskets to minimize the environmental impact of packaging and packaging waste to the greatest extent possible.

As of the end of the reporting period, the proportion of our e-commerce parcels without secondary packaging reached 93.34%, the proportion of procurement and use of standardized packaging materials reached 91.83%, and the proportion of parcels sealed according to specifications reached 95.15%. We also used recyclable packaging for over 25.22 million parcels and recovered over 146.52 million corrugated cardboard boxes in good condition for reuse.

Packaging Procurement Volume	Unit	Data from 2023
Transparent Tape	kg	777,895
Waybill	kg	29,132,749
Waterproof Bag	kg	3,624,120
Envelope	kg	33,976,125
Carton	kg	111,685
Other Packaging	kg	442,030
Packaging Material Density	kg per Million RMB	1,681.91

Increase the recycling capacity of environmentally friendly bags

In the transit process, we work to gradually increase the proportion of environmentally friendly bag usage. We have deployed recyclable environmentally friendly bags with RFID electronic tags in the sorting hubs. While traditional woven bags can only be used about twice, these bags can be reused more than 100 times.

With the use of RFID electronic tags, we can collect information on package transfers, losses, and destinations. This not only reduces waste and pollution but also improves the efficiency of operations in the transit center to achieve green, circular, and intelligent processes in the transit process.

Additionally, to enhance the efficiency of the circulation of environmentally friendly bags, the Company has developed a dedicated network distribution and recycling system. This system facilitates the circulation and reuse of environmentally friendly bags between primary outlets and subordinate outlets. It enables tracking and inventory management of bags distributed from primary outlets to subordinate outlets. Moreover, it utilizes empty vehicles in central trunk transportation to transfer environmentally friendly bags to enable rational scheduling and tracking management of these bags.



To continuously strengthen the internal dissemination of knowledge regarding green packaging, we have designed and launched a series of specialized training courses on green packaging. These courses promote green packaging norms, advocate against excessive packaging, and emphasize resource conservation to prevent environmental pollution. Furthermore, through such forms as spot-checks and surveys on packaging at various outlets, we conduct closed-loop assessments of the training results to ensure practical implementation of green packaging governance measures



ZTO Express Green Packaging Training

Linking the World
Uniting All, Reaching Beyond

ZTO Express focuses on its core express delivery business, committed to meeting the growing demand for a better life through innovative products and high-quality services. With the "Shared Success" network partner model and centralized management of its own Zhongtian system, it builds a differentiated underlying franchise network. By leveraging core express infrastructure and resource integration capabilities, ZTO Express gradually constructs a comprehensive logistics ecosystem, fulfilling its corporate mission of "Bringing Happiness to More People through Our Services" through practical actions.

Topics addressed in this chapter	Corresponding SDGs	Our actions
● Quality customer service ● Data and privacy safety ● Product service and innovation ● Delivery safety ● Supply chain management ● Win-win Cooperation		● Actively integrate technology and services to ensure customer privacy security and enhance customer service experience ● Embrace digital transformation and upgrades to meet diverse customer needs through innovative quality products and services ● Expand direct linkage to the last mile, strengthening frontline network construction ● Implement Green Procurement Principles to enhance supply chain ESG management ● Collaborate with upstream and downstream partners to achieve win-win cooperation

Continuing the Gene of Innovation

ZTO Express has always insisted on innovation as the driving force. We constantly seek to improve the R&D management system, enable innovative industrial layout and product development, and utilize digitalization and intelligence for current transformation and upgrading to create a necessary path of intelligent logistics and better escort the development of customers' businesses.

Scientific and Technological innovation

ZTO Express continues to deepen scientific and technological innovation. With our advanced R&D management mechanism, we actively carry out independent research and development, integrate digital technology into the whole scenario of express delivery business. We also aim to improve the operational efficiency of the whole chain with technological innovation to meet the diversified needs of customers.

• R&D Innovation Management

Focusing on providing consumers and customers with transformed and upgraded logistics solutions, ZTO Express continues to increase R&D investment, improve the R&D innovation mechanism, accelerate the commercialization of achievements, and help realize high-quality and rapid delivery of innovation achievements on the business side.

ZTO Express has built a one-stop production and research work platform (DevOps) from the decentralized construction of various departments to unified construction of the enterprise. This platform integrates the whole process functions of production and research, such as demand management, defect management, task management, version iteration management, project management, test management, goal management, application and cluster management, release management. This helps to smooth the communication of information of various links, realize open and efficient collaboration, and improve the energy efficiency of R&D.


DevOps Process
Requirements/ Defects
Branch
Development & restoration
Version development
Construction
Launch for test
Test
Regression
Test acceptance
Pre-release
Launch
DevOps
Requirements
Code commit
Construction
Integration testing
Pre-release
Launch
Requirement management
Development management
Test management
Operation & maintenance / Pipeline
Requirements
Iteration
Kanban collaboration
Quality follow-up
Branch forming
Code commit
Code scanning
Code walkthrough
Code merging
Test use case
Test program
Defect management
Data statistics
Quality analysis
Iterative branching
Construction
Testing
Deployment
Monitoring

ZTO Express One-Stop Work Platform for Production and Research Processes

• Technological Innovation to Enhance Operational Efficiency

ZTO Express actively practice the concept of "Internet + Logistics", empower our business with digitalization, realize data service business processes, drive business decisions. Through self-developed technology products and technological innovation, we promote the application of digital transformation in the "collection, transfer, transportation and delivery" of the whole cycle of express delivery and open up the digital closed loop of logistics.

Network-wide data tracking reports and express tracking to provide vendors with visualized express information

Through data integration, scene aggregation and closed-loop operation, ZTO Express provides customers with inbound and outbound tracking services, realizing real-time waybill tracking status inquiries and operations. At the same time, we also provide express tracking for dozens of roles such as customer service personnel (headquarters, managed areas, outlets), functional personnel at all levels of outlets, couriers, network managers at all levels, and provides basic information and abnormal data around the dimension of the waybill as the basis for decision-making for users to handle the problems.

Data Integration

Through system data integration, we provide real-time order follow-up data query from the first viewpoint of the outlets, support the summary and detailed query of the data-based express status of each level and dimension of the outlets (outlets, contracted areas, couriers, customers, stores), and help the outlets to improve the efficiency of order follow-up operation

Scenario Aggregation

Inbound and outbound waybill folow-up mechanism summarizes and aggregates common abnormal scenarios of outlets, covers all waybill folow-up scenarios of outlets, provides real-time data Kanban, reduces query and export operations for outlets, enhancing waybill follow-up management efficiency of outlets

Closed-loop Operation

The inbound and outbound waybill folow-up mechanism provides outlets with operation processing tools for waybill folow-up scenarios, including SMS sending, contacting the recipient for return, contacting the courier, making up track operation, forming a closed-loop order follow-up operation scenarios for customer service

Inbound and outbound order follow-up services

Tracking Queries

Provide all the scanning track records of the waybill, and comprehensively display the scanning equipment number, scanning time, scanning personnel, weight, current outlet and the outlet to be sent to, the corresponding parcel number, vehicle number information, etc

Order Information

Users can view the order information of the waybill and the privacy of users has been desensitize across the network without affecting business operations

Product Value-added Records

Provide access to the product value-added records of the waybill and a portal for quick registration of items to be intercepted, making it convenient for users to register

Key Contents of Express Parcel Tracking

AOI Grouping in parcel collection and delivery: Intelligent measures to optimize work efficiency

AOI grouping for collection: The system orders assigned to the collector are mixed in a list, resulting in low efficiency of parcel collection. To address this problem, press developed and promoted the use of AOI grouping for parcel collection. AOI can be understood as the "smallest collection and delivery area", couriers can not only plan a reasonable route to pick up the parcels according to the grouping, but also correct the grouping to improve the efficiency of the order search and pickup, indirectly improving the business volume of the outlets.

AOI grouping for delivery: To solve the problem of low efficiency in the sorting, grouping and signing of parcels, ZTO Express designed AOI four-segment code fence, which will make fine grouping of parcels delivered to the door by couriers according to the address, and improve the efficiency of sorting, delivery and signing! Now available in 7 pipe areas, 100 + outlets.

"Express Butler System" to provide convenient services for different types of vendors

To improve the customer service experience of small and medium-sized vendors and large vendors, ZTO Express continues to upgrade and optimize the function of "Express Butler System". For small and medium-sized vendors, the Express Butler System can realize intelligent AI group chat after-sales service and automatic parcel interception upon refunding to enable timelier, more automated processing of the after-sales needs of vendors. In addition, express butler for small and medium-sized vendors also contains the on-line waybill self-service recharge function to allow vendors to perform waybill recharge anytime and anywhere.

For large vendor groups, express butler provides an independent order docking interface capability, supporting vendors in docking orders through an encrypted interface, and sending back the waybill numbers through the Express Butler System. This not only ensures the safety of the vendor customer data throughout the whole process, but also assists vendors in completing a closed-loop handling of order management, waybill printing and shipping within their self-developed systems, greatly enhancing the vendors' work efficiency. In terms of after-sales service, the Express Butler System provides large vendors with external interception, return and modification interface, supporting them to initiate interception, returns, modification and other after-sales work orders within their self-developed online stores via the interface. This significantly enhances the service experience for large vendors with self-development systems.



• Intellectual Property Protection

ZTO Express strictly abides by the requirements of the Trademark Law of the People's Republic of China, Copyright Law of the People's Republic of China, Patent Law of the People's Republic of China, and Law of the People's Republic of China Against Unfair Competition, etc. We have revised the Intellectual Property Management System to incentivize employees to actively participate in the creation and application of intellectual property rights, ensure the quality of patent applications, and promote technological innovation and core competitiveness improvement. During the end of reporting period, we have obtained 192 patents, 260 software copyright, 712 trademarks, and invested more than RMB2.7 million in intellectual property rights.



patents
192

trademarks
712

software copyright
260

intellectual property rights
2.7 million

Product Innovation

We continue to optimize our product structure, improve and upgrade our diversified product matrix, accelerate the layering of our products and the construction of our ecosystem. At the same time, we continue to further expand our project of "Entering Villages and Plants and Going Global" and accelerate the construction of the last-mile terminals. During the reporting period, we launched and upgraded a number of high value-added products to better meet diversified customer needs.

Product Matrix of ZTO Express has been comprehensively upgraded



ZTO Express Feikuai	ZTO Express Haokuai	ZTO Express Standard	Ordinary Parcel
Half-day delivery by air and land	Promising pre-delivery call, door-to-door delivery and overtime compensation	Pre-delivery call	Competitive price

• Products Enable Multi-industry Development

ZTO Express actively embed itself in the upstream and downstream industrial chain of many industries, customize personalized services for customers, and provide a package solution integrating transportation, packaging, warehousing, embedding in the supply chain, and after-sales service, making ZTO Express an indispensable link in the industrial chain of many industries.

Expand the spare parts logistics supply chain to install the "accelerator" for customers' integrated development

How to efficiently and accurately manage a large number of different types of automotive spare parts and ensure their timely delivery to service centers across the country is a typical challenge in spare parts supply chain management of the automotive industry. Relying on the resource advantages of the two large networks of express and express transportation, ZTO Express enhances the flexibility and responsiveness of the customer's spare parts logistics network, and ensures that orders are processed in the most appropriate network through the seamless connection between the two networks to improve the transportation efficiency of the entire spare parts supply chain. This cooperation model reduces logistics costs by about 10% for customers, while the delivery time reaches the expected service level, and the efficient service meets the business needs of terminal 4S stores and dealers.

Aggregate advantageous resources to collaboratively build a new pattern of liquor logistics and supply chain

ZTO Express relies on its own resource advantages to build a standardized intelligent liquor supply chain service system by further collaboration with Moutai Logistics. The collaboration also explores the liquor supply chain system model, helps the liquor industry chain transform and upgrade to intelligence and refinement, and improves efficiency and service experience.

Expand the full supply chain of agricultural products and explore new opportunities in the logistics of pre-prepared dishes

The distribution of pre-prepared dishes prioritizes the most critical demands of freshness and timeliness. ZTO Express relies on the national warehouse and distribution network to strengthen the digital urban distribution platform and self-developed prefabricated vegetable processing management system. This promotes efficient completion of the integrated management of picking, processing, warehousing, distributing and marketing of agricultural raw materials, guaranteeing the freshness and safe delivery of every pre-prepared dishes, and assisting the latest development of the pre-prepared dish industry.

• Going Global for a World Without Borders

The "Belt and Road" initiative, based on the principles of mutual consultation, construction, and sharing, seamlessly aligns with the development strategies of various countries. The logistics sector's integration and cooperation are rapidly evolving. Leveraging its strong ground service network and global resource integration capabilities, ZTO Express is building a comprehensive logistics system centered around courier services to accelerate the development of a globally accessible and independently controllable international logistics network.

Cross-border Services

Cross-border export: We provide export delivery service, covering more than 220 countries and regions around the world
Cross-border import: We provide full chain import product services from overseas to mainland China
Container shipment and warehousing: Our global container line provides overseas Chinese with transshipment from China to all over the world; customizable, safe and fast service

Overseas Local Services

We have local transportation network in 6 ASEAN countries, South Korea and 5 African countries to provide cross-border import and local delivery services



Local Services in Hong Kong, Macao and Taiwan

We provide local warehousing and delivery services, as well as import and export forwarding services in Hong Kong, China

Specialty Products

We provide special product services such as payment collection for customers, cash on delivery and time-sensitive parcel delivery to meet the logistics needs of different scenarios

Products and Services of ZTO Global Logistic

 ## Connecting Transnational Friendship to Share Economic and Trade Development

Under the guidance of the "Belt and Road" initiative, ZTO Express Laos has seized the opportunity to integrate and optimize operational resources, and leveraged a mature and comprehensive local service network. With its F2B2C one-stop cold chain service capabilities and the "China-Laos-Thailand" comprehensive railway transportation advantages, it has developed into a comprehensive logistics service company integrating cross-border cold chain, general cargo transportation, local express delivery, freight transportation, warehouse distribution and railway transportation. ZTO Express has developed into a comprehensive logistics service company integrating cross-border cold chain, general cargo transportation, local express, freight forwarding, warehousing and distribution, and railroad transportation between China and Laos. As of the end of the reporting period, ZTO Express Laos has opened more than 200 outlets, covering 17 provinces in Laos, contributing to the economic and trade development of China, Laos and ASEAN, while helping to speed up and upgrade RCEP economic and trade cooperation.



Prioritizing Customer Experience

ZTO Express regards customer service as one of the core competitiveness of the Company. we always adhere to the customer-centered service concept, guarantee the safety of delivery, comprehensively construct the customer service system, enhance the service consciousness of customer personnel, and wholeheartedly provide customers with professional express logistics services.

Safe Delivery

ZTO Express strictly implements the three systems of "real-name pickup, open-box inspection and security check". This aims to strengthen the safety management mechanism of delivery, focus on safe delivery, and promote safety control by scientific and technological means for ensuring the safety and smoothness of delivery channels.

Targets and Achievement of Delivery Safety

- **Goal-setting:** Focus on the control of high-risk prohibited goods to reduce the occurrence of major safety incident occurred; deploy 52 intelligent security check machines and intercept 31,500 orders during the ordering phase; develop and promote online systems such as penalties for prohibited goods, interviews for penalty orders, electronic signing of commitment letters, and blacklisting of prohibited item customers
- **Rectification initiatives:** Self-examination and self-correction by outlets; warning interviews
- **Achievements:** 0 delivery safety accidents in 2023 and 0 key accident incidents caused by prohibited goods

• Implementing the "Three Systems"

ZTO Express conscientiously implements the Postal Law of the People's Republic of China, the Safety Supervision and Management Measures of Postal Industry, the Operational Regulations for Work Safety of Express Delivery and other laws and regulations. We strictly implement the "three systems" to ensure the safety of delivery. In 2023, the Company carried out special control measures for prohibited goods, batteries, and real-name information for delivery, continuously improving the safety management of express delivery.

• Specialized Program to Enhance Delivery Safety

In order to solve the problems of fire accident losses caused by illegal item pickup, slow information transmission at outlets, poor control effect of major conferences, and outlets' inability to collect parcels, ZTO Express carried out a special enhancement program during the reporting period to improve the perceived efficiency of outlets/centers and to enhance the safety of express delivery.



Safe Delivery	Screening from the source of customers, graded and segmented control after inflow, and implementation of accountability at all levels
Enhancement of outlet experience	Empowering business through technology, transforming from offline to online, developing many system functions in collaboration with the Technology and Information Centre, realizing process visualization through further standardization of processes, achieving review of results, improving work efficiency and realizing closed-loop workflow management
Business Assistance	Ensuring the safety of parcel pickup and increasing pickup volume through professional market visits, low-risk cargo filing, and customized solutions

Prohibited Goods Graded and Quarterly Control to Ensure Delivery Safety

In terms of delivery control, the Company carries out grading and quarterly control of prohibited goods, and implements the "Safe Delivery Special Program" to prohibit the inflow of prohibited goods into the ZTO delivery network, such as drugs, firearms and explosives, reactionary propaganda products, dangerous chemicals, infringing and counterfeit goods, counterfeit and substandard medicines, invasive species, counterfeit money, wild animals and plants.

Quarterly Control

1) **Control of high-risk prohibited goods during the hot season (May-October):** Strictly control illegal pickup and delivery of flammable and explosive high-risk prohibited goods during the hot season, and strengthen the control of large-scale lithium batteries, accumulators, second-hand batteries and other battery products
2) **Control of fireworks and firecrackers (November-January):** Strengthen the control of fireworks and firecrackers express, focusing on the investigation and handling of illegal pickup and delivery of fireworks and firecrackers



Effectiveness

1) 0 major accidents caused by prohibited goods
2) No incidents notified by the Administration for pickup and delivery of prohibited goods

High-quality Service

The Company always attaches importance to stabilizing and developing the relationship with customers, strictly abided by the Law of the People's Republic of China on the Protection of Consumers' Rights and Interests. We adhere to the service concept of "all for outlets, all for customers", constantly improve the customer service mechanism, upgrade the quality of service, and continue to make efforts in pursuing the excellence in the quality of service.

• Optimization of Management Initiatives

ZTO Express is committed to building a complete, comprehensive and scientific customer experience monitoring capability, continuously optimizing our service model through service intelligence and efficiency. We focus on improving customers' logistics experience, accurately and efficiently meeting diversified demands of customers, and continuously improving customer experience.

Interconnection of customer channels
Effectively integrating customer service resources of the whole network, connecting the "three nets" of outlets, provinces and districts, and headquarters; realizing the intelligent routing of telephone and online services; pursuing digital synergy, and reducing the waiting time of customers. We make use of this network for multi-channel interoperability to enable continuous iterative integration; work to achieve a closed loop and cycle based on the "public and private domains"; enable continuous innovation and development, transforming standardized, normalized, and process-oriented services into systematic, customized, and caring-oriented services

Create a quality newsletter for couriers
Focusing on improving the quality of couriers' pick-up and delivery service, the joint technical team builds a newsletter on the quality of parcel pickup and delivery. This newsletter will be pushed to couriers on a daily basis to provide data analyses, highlight on types of impacts, and to provide them with the corresponding guiding suggestions to improve their services

Implement location-based photo signing
For non-third-party inbound parcels handled by couriers, the Company provides location-based photo signing functionality, promotes C-end and platform applications, uploads the photos of signed receipts for customers to view, and connect the platform to the application. This makes it easy for customers to look for the parcels, and reduces the proportion of the complaints caused by the problem of "not knowing where the parcels are"

Closed-loop order exception reporting
Intelligent system for closed-loop monitoring of the cancellation of customer orders by couriers and outlets

Establish an anomaly information sharing and management platform
Construct data capture rules for parcel stalling and push the upstream to provide stalling reasons, which are used to meet the data application of stalling scenarios of different dimensions, and ultimately achieve the purpose of information sharing and efficient communication

Integrated service quality monitoring visits
Based on data from visits to outlets and online feedback, make rectifications according to the business optimization suggestions from internal customers under the coordination of outlet research and business linkage

Enhance quality of delivery by couriers
Visualized parcel delivery using "Zhangzhongtong" improves the delivery efficiency of couriers, and helps them to accurately deliver parcels and improve the service level

Initiatives to improve service quality

Online Strategy and Online Customers	2021	2022	2023
The percentage of customers using online services/platforms out of the total customer base %	92	94	**95**
Percentage of total revenue generated from online channels out of the total revenue %	90.3	92.1	**92.4**

• Customer Feedback

ZTO Express has established an efficient customer service system and created a multi-channel feedback mechanism. In 2023, ZTO Express continued to expand customer feedback channels and collect customer demands. We currently have multiple feedback channels such as the 95311 official channel, online robot, and the official applet, and has upgraded some of the feedback channels to facilitate customer feedback and problem solving by means of three-party group chats, eco-interoperability, directional push comments, processing process optimization, and exception control. At the same time, the Company relied on service quality evaluation system indicators to reduce the impact of service anomalies. In 2023, the all-channel connection rate of ZTO Express was 96.07%, an increase of 2.56% compared with 2022, and the complaints per 10 thousand orders was 1.99, a decrease of 2.45% compared with 2022.

ZTO Express actively understands customers' expectations and evaluations in terms of service, and continuously improves service quality and meets customers' needs through customer feedback and analysis of satisfaction survey results.

Customer Satisfaction			
Customer Satisfaction (in the last four years)	2020	/	%
	2021	90.8	%
	2022	91	%
	2023	94	%
Customer satisfaction coverage in 2023		96	%
Customer satisfaction target in 2023		92	%

Data logic: internal research samples were taken to cover the data of each region in China for calculation



• Empowering by Customer Service Training

The Company provides customer service training to enhance the overall customer service handling capacity and promote the development of frontline personnel, integrate frontline customer service personnel across the network to collectively improve the service experience of ZTO Express. During the reporting period, the Company carried out a series of empowerment training activities, such as regulation training, early warning outlet training, induction training, on-the-job training (mentality, skills, business, management, communication), with a total of 178 sessions and 3,510 trainees. In addition, the Company insists on innovational drive and continue to improve customer service level by building empowerment tools for employees and couriers.



Holographic Quality Analysis System

We formally promoted over 6000 assessment outlets, 99 centers, and 34 management area lines. Managers can intuitively view the performance results of corresponding service quality within the analysis system, as well as the processes and root cause factors, direct and indirect influencing factors, and provide rectification recommendations

Courier Learning Platform

Frontline staff receive multi-dimensional guidance and empowerment in the department such as business skills, policies and rules, management skills. The head office and provincial districts and outlets are highly synergistic and cooperate to comprehensively cover the needs of frontline employees

Last-mile Delivery Service Learning Platform

We sorted necessary service courses for the last-mile delivery service, which mainly included "How to maintain service quality" "Best practices in the last-mile cooperation mode" "Common complaints and feedback" "How to maintain good service etiquette" and "Handling of work orders"

"The "Fast Pass" Daily Quiz

Customer Service at 89%, up by 8.89% compared with 2022

Couriers at 93.49, up by 3.32% compared with 2022

Tools for improving service quality

Guaranteeing Information and Data Security

ZTO Express strictly abide by the Data Security Law of the People's Republic of China, the Network Security Law of the People's Republic of China, the Personal Information Protection Law of the People's Republic of China, the Regulations on the Security Protection of Critical Information Infrastructure and other relevant laws and regulations of the country and the industry. We developed systems such as the Data Security Management System of ZTO Express Group, and the Measures of ZTO Express Group for the Management of Information Security Incidents to consolidate and improve our information security management system, and safeguard the security of information data and privacy.

• Information Security Management Mechanism

ZTO Express continues to improve our mechanism for information security management mechanism. During the reporting period, ZTO Express Information Security Committee was established to take charge of the overall information security and privacy protection work of the Company, with Executive Vice President Zhu Jingxi serving as the director of the Committee. Members of the Committee included Group Vice Presidents, heads of ecosystem companies, heads of functional centers at the headquarters, and heads of provincial and municipal control centers. The Company sets targets for information security and privacy protection management annually and reviews the progress regularly. Our privacy policy also applies to our partners. We also integrated the privacy policy into the risk management process, and conducted internal and external audits of privacy policy compliance.

Targets in 2023	Progress in 2023
Strengthening the personal information protection system	• Updated the Measures for the Administration of Personal Information Protection and the Measures for Security Impact Assessment of Personal Information • Realized 100% coverage of privacy waybill in our own channels, and the utilization rate of privacy waybill in the whole network reached 76% • Updated the ZTO Account and Privilege Management Measures to strengthen account security
Enhancing transparency in customer privacy protection	• Clearly informed customers of their privacy rights in the ZTO Express Privacy Policy • Provided options for customers to cancel their accounts, update their information, and delete it, and specified how long the information will be stored and how it will be protected
Strengthening information security infrastructure and monitoring	• Launched full traffic detection system and Baohe security agent to improve office network security • Implemented a pooled processing security logging and alerting system to improve emergency response to security incidents
Optimizing information security risk monitoring and management processes	• Maintained and updated the security operations management platform to ensure effectiveness and adaptability • Conducted periodic information security risk assessments to provide timely alerts and response to security risks

The Company constantly improves risk control processes in the management and operation processes. We enhance the quality and efficiency of overall information security management through system structure optimization, technology upgrade and process improvement. Relying on the security operation and management platform, the Company carries out real-time monitoring and analysis of the information system infrastructure, application programs, network environment and employees' operation behaviors. We also utilize technical means such as intrusion detection system, security event management system and log analysis system to carry out real-time monitoring and analysis of the information system, and timely detects and warns of possible security risks, and take different countermeasures according to different levels of security events. Meanwhile, the Company regularly reviews and updates the monitoring and risk control system to ensure its effectiveness and applicability of the system.

Risk monitoring	• Carried out external monitoring, security warning cycles, intelligence sharing with external companies, vulnerability intelligence collection, public opinion monitoring, identification of social issues, dark web monitoring and other measures • Intercepted high-risk logins or two-factor authentication based on factors such as events, environment, frequency to ensure query security. Log each query and conduct regular log audits to track and deal with identified problems • Completed activation of the full traffic detection system in the office network, strengthening the attack and intrusion detection capabilities of the office network • Completed centralized processing of alarm aggregation and detection for ZFE, Nginx, Waf, etc., improving emergency response capabilities for security incidents
Vulnerability assessment	• Developed a privacy vulnerability assessment and scoring system to collect privacy issues and make rectifications • Carried out security vulnerability assessment; completed emergency repair of vulnerabilities and achieved closed-loop processing
Handling and responding to security incidents	• Developed Security Incident Management Measures to standardize the processes of incident grading, corresponding measures and review • Developed a main emergency response process and regularly carried out emergency response to incidents in the aspects of command support and incident handling
Personnel verification	• Couriers need to conduct personnel registration before registering an account. The account requires identity authentication and can access customer information only after completion of registration
System specifications	• Established a unified personnel and delivery system • No export function provided for customer information; identity information is hidden

Measures for Information Security and Privacy Protection

The Company formulated management processes such as the "Emergency Response Plan in Information Security Incident", "Emergency Response Plan in Information Leakage Incident (Privacy Incident Exercise Plan)" and "Information Security Incident and Vulnerability Reporting and Disposal System". We conduct tests of the emergency response plan and incident response procedures at least every six months to ensure that emergency response and disposal work is carried out in a prompt, efficient and orderly manner to minimize cybersecurity risks. In addition, the Company have formulated a series of data privacy and security policies to provide a guiding basis for privacy protection.



Key Commitments in Data Privacy and Security Policy



● Timely notify data subjects in the event of policy changes or data breach

● Implement leading data protection standards

● Obtain user data in a lawful and transparent manner, with the explicit consent of the data subject where necessary

● Limit the collection and processing of user data to the stated purposes only

● Policy contains explicit terms covering the collection, use, sharing and retention of user data (including data transferred to third parties)

● Require third parties with whom data is shared to comply with company policies

● Company Data Privacy and Security Policy apply to all businesses

To further improve the information security risk prevention and control capability, the Company organizes at least one red and blue confrontation drill every year, which is a simulated hacker attack in cooperation with a third-party professional security company. In addition, our Security Emergency Response Center cooperates with third-party security companies and ethical hackers to simulate hacker attacks on ZTO systems from time to time to improve our ability of defending against cyber-attacks. Moreover, we have set up public contact information and mailboxes for employees and the public to report any information security incidents. In the event of information security and privacy leakage incidents, we will penalize the employees involved in accordance with the relevant system. Depending on the severity of the circumstances, the employees involved will be given warnings, notified and criticized, demoted and suspended without remuneration, or dismissed from the Company.

• Information and Privacy Security Training

ZTO Express have established an information security training system to regularly conduct information security education, training and examinations throughout the Company and the entire ecosystem to help employees expand their knowledge of information security and enhance their security awareness. In 2023, we updated our Information Security Training System and linked the results of the training examinations to performance appraisals, ensuring that all employees participate in the annual information security training.

Training Activities	Scope	Outcomes
Information Security Awareness Training	Staff from Technology and Information Center	35 minutes of training time per capita
Information Security Enhancement Month Special Activitiest	Staff across the entire network & ecosystemt	Cumulative number of partici-pants: 22,830
Special Phishing Trainingt	Staff across the entire network & ecosystem	Cumulative number of trainees: 10,383
"Information Security Promotion" Column in the service account of ZTO Information Security Department	All staff in the Company	Published 22 posts throughout the year, with over 700,000 views
Service account of ZTO Information Security Department pushes content about information security awareness, privacy security protection, etc.	All staff in the Company	Read 12w+ times



The Company's core business systems for design and development, application systems, IT infrastructure, operation and maintenance services have passed ISO 27001, ISO 27701, GB/T 22080 information security system certification and ISO 9001 quality management system certification. They have been awarded the United Kingdom Accreditation Service (UKAS) and China National Accreditation Service for Conformity Assessment (CNAS) marks of recognition. We conduct an internal audit of the operation of the information security and privacy management system once a year, and hire a third-party certification and auditing organization to conduct an external audit annually.



Effectiveness of Information Security and Privacy Protection in 2023

- The Company experienced no information security breaches or other cybersecurity incidents, with a total of zero information security breaches and zero customers, clients and employees affected by the breaches

- 100% of customers informed of privacy policy

- 100% of data control services (including personal data access, correction, deletion, etc.) provided by customers

- 100% coverage of policy which only allows use of personal data upon customers' consent

Creating a Chain of Responsibility

ZTO Express strives to leverage its scale advantages and coordinate various links upstream and downstream to achieve complementary advantages, continuously empowering partners, and jointly promoting the construction of a sustainable value chain in the express delivery industry.

Outlets Support and Development

ZTO Express adheres to the principle of sustainable and healthy development at the last-mile, continues to expand the number and scale of end markets, as well as constantly improves service levels and standardization construction. We proactively assist outlets in accelerating the adjustment and optimization of operational management models, increasing direct linkage to the last mile to reduce costs, and working hand in hand with partners for mutual success.

Last- mile posts development	•**Delivery Efficiency:** Encourage outlets to effectively strengthen post station management, improve delivery efficiency, and optimize direct delivery costs •**Post Station Services:** Improve service quality meeting individualized needs, expanding market share of express delivery products, accelerating end-point construction to strengthen post services, and deepening and empowering outlet capabilities •**Terminal Management:** Establish data visualization management for delivery map services, further reducing operating costs through information management tools, promoting quality upgrades in the last-mile, and providing better services to customers and consumers •**Station Construction:** Further optimize the products and services of existing outlets, constantly exploring new models for post development, utilizing our own advantages and existing resources to meet consumer demands, improve service capabilities, and ensure healthy and sustainable development of end-points
Enhancing outlet management capabilities	•Implement monitoring of business development, service quality, and other data at the level of three-segment codes, enable outlets to quickly identify service personnel corresponding to abnormal three-segment codes, provide more targeted improvement suggestions, and enhancing efficiency and service levels in parcel handling and delivery •Provide outlets with an intensive tool, the Violation Handling System, which integrates violation data scattered across various systems and conducts detailed analysis. Functional departments and outlets themselves can use the System to identify issues and uncover potential operational risks at outlets. By providing data tools to outlets, their work is elevated to a new stage of intelligence and efficiency
Covering every corner	•Maintain the stability of outlets, ensure stable service and enhance customer experience, ignite the intrinsic motivation of couriers, accelerate the realization of direct chain management under the franchise model, better support the development of outlet terminals and the upgrading of outlet operating models, and boost the enthusiasm, stability, and income of outlet personnel

ZTO Express regularly conducts training empowerment activities to standardize the compliance operations of outlet, improve the capabilities and qualities of outlet-related personnel, and ensure the efficiency of outlet management and service.

In 2023, ZTO Express started the "Blue Bee Index" project and developed the Blue Bee Index points system. It displays various data of couriers from the four major categories of "timeliness," "service," "compliance," and "safety," implementing supervision over the compliance of operations at various stages for front-line couriers. This helps and motivates couriers to improve their service capabilities and service quality. By the end of the reporting period, more than 2,700 couriers nationwide have successfully rectified, with a success rate of 56.20% for index rectification.

Promoting Essential Courses for New Couriers

The training for couriers primarily utilizes online training video courses. The curriculum comprises nine modules, covering safety awareness, parcel pickup, delivery, recipient acknowledgment, BlueBee guarantee, and other aspects. These modules encompass safety situations in the daily work of couriers, methods for handling emergencies, comprehensive training in parcel handling skills, and knowledge of policies ensuring the rights and interests of couriers. By the end of 2023, the overall learning completion rate has exceeded 92%

Control of Training Permissions for Newly Hired Couriers

An online system has been developed to control training permissions for newly hired couriers across the network. This measure aims to further improve service quality, standardize parcel handling operations, and enhance customer experience


ZTO 中通快递
ZTO EXPRESS
业务员新手
必备课程
安全认知
揽收
派送
签收
蓝蜂保障

Enhancing Supplier ESG Management

ZTO Express actively seeks sustainable development paths for the express delivery industry, integrating environmental and social responsibilities into various aspects of supply chain management. Through partner empowerment and collaborative communication, we drive the entire upstream and downstream of the industry chain to achieve sustainable transformation.

• Supplier ESG Management

ZTO Express strictly adheres to relevant national laws and regulations, formulating such systems as the Supplier Dynamic Management System, Procurement Management System and Detailed Rules for Implementation, and the Transit Equipment Tendering and Bidding Management Measures to outline the entire lifecycle management process for supplier introduction, evaluation, and exit. To enhance the ESG management capabilities of suppliers, the Company has established "Supplier Guiding Principles" which is applicable to all suppliers and clearly define requirements for suppliers in terms of human rights, environment and business ethics, the responsibilities of supervision and decision-making for such lie with the Company's top management. Additionally, the Company provides ESG promotion and training for procurement and other supplier management personnel, and integrates elements such as quality management, business ethics, labor rights, and green environmental protection into supplier admission and evaluation processes.

Admittance

• The business department, legal department, and procurement department review admission applications of suppliers based on their respective responsibilities. They consider environmental protection policies, social responsibility performance, and other ESG factors as bonus criteria

• Contracts include clauses related to business ethics, occupational health and safety, child labor, forced labor, employee rights, environmental protection, etc. Specific measures for handling violations are outlined to mitigate supplier management risks

• When selecting important suppliers, the Company not only considers their business relevance, such as product quality and services, certification qualifications, but also evaluates their environmental management performance, occupational health and safety, employee rights, business ethics and compliance, and other environmental, social, and governance (ESG) aspects. The Company also pays attention to specific risks related to the supplier's industry and commodities, enhancing supply chain management resilience

Evaluation

• A combination of daily project management and regular annual assessments is utilized. Procurement personnel conduct desk evaluations, questionnaire surveys, or on-site assessments of suppliers based on requirements such as the "Supplier Guiding Principles." The content includes child labor, business ethics, environmental management, maximum working hours, minimum living wage, corporal punishment, and harassment. Suppliers are classified and managed according to their evaluation results. Corrective action plans are developed for issues identified during assessments, and guidance is provided for implementing improvement measures. When it comes to comprehensive capacity building and specific ESG management performance improvement for suppliers, the company provides in-depth technical support and training to enhance their capabilities and ESG performance

• If a supplier fails to meet the Company's minimum ESG requirements within a specified time frame, cooperation is terminated

Withdrawal

• All Suppliers undergo continuous review to ensure alignment with the "Supplier Guiding Principles" and avoid potential conflicts with ESG requirements. If a supplier engages in behaviors that violate the established policies, they are immediately categorized as ineligible and are removed from the database of qualified supplier

Supplier Management Process



Environment

Improve the "Green Procurement System Policy", establish a corporate green procurement standard working system, clarify the green procurement process, specify green procurement requirements for products, office supplies, etc., and collaborate with suppliers to improve their environmental performance. Select suppliers with the "Green Product Certification for Express Packaging" certificate

Society

A comprehensive quality management system certified by ISO 9000 quality management system

Management

Taking a serious stance against supply chain corruption, requiring procurement staff to sign a commitment to integrity, and using contracts signed by suppliers to bind both parties to compliance issues, thereby preventing unfair competition practices

Dimensions of supplier ESG management focus

ZTO Express seeks to improve its supplier management mechanism, establish a supplier information management system, and enhance suppliers' technical support and innovation capabilities. During the reporting period, the Company enhanced the Huihua Procurement System, realizing digital procurement, further improving the efficiency of supply chain management.

Key Performance Indicators	2023 (Suppliers)
Total number of suppliers	7,394
Mainland China	7,332
Overseas regions	62
Number of newly hired suppliers	1,632
Total number of Tier 1 suppliers	327
Total number of Tier 1 critical suppliers	12

• Supplier Training

ZTO Express adheres to the concept of win-win cooperation and continuously expands channels for communication and cooperation with suppliers. We share excellent ESG practices with suppliers and regularly conduct training on business ethics, quality improvement, and safety production to enhance their comprehensive capabilities. In 2023, the Company conducted a two-hour training session on supplier ESG-related topics.

Contributing to the Development of the Industry

ZTO Express showed active participation in standard reviews and feedback, assumed a leading role in exchange activities to facilitate and empower healthy development of the express logistics industry. In 2023, the Company participated in the formulation of one industry standard and the review of nine standards.

Industry Standards ZTO Co-developed

In cooperation with the meteorological department of Zhejiang Province and the Public Service Center of the China Meteorological Administration, ZTO Express explored the development of standards in the field of commerce and logistics meteorological services in the "Belt and Road". The Company provided data on how weather impacted express delivery and other information for decision-making, organized a questionnaire survey group, and worked with the relevant departments to complete the development of the industry standard "High Impact Weather Types and Risk Levels for Highway Logistics".



团 体 标 准

T/CMSA 0031—2022

中欧班列商贸物流气象服务通则

General rule of trade logistics meteorological service for China Railway Express

2022－07－05 发布 2022－07－05 实施

中国气象服务协会 发 布

T/CMSA 0031—2022

中欧班列商贸物流气象服务通则

团 体 标 准

T/CMSA 0030—2022

中欧班列集装箱微环境观测数据文件格式

Data format of container microenvironment observation for China Railway Express

2022－07－05 发布 2022－07－05 实施

中国气象服务协会 发 布

T/CMSA 0030—2022

中欧班列集装箱微环境观测数据文件格式

ZTO Express actively explores cutting-edge applications, collaborates with relevant enterprises and research institutions, leverages their respective strengths to achieve resource sharing, complementary advantages and coordinated development. We accelerate the commercialization of cutting-edge technological achievements, create demonstration projects for emerging industry applications to empower development of the express delivery industry.

Promoting Large-scale Application of Autonomous Driving Vehicles in the Delivery Field

Autonomous driving vehicles can not only significantly improve logistics efficiency and safety, reduce logistics delivery costs, but also achieve more flexible and convenient delivery services to promote transition to smart logistics. ZTO Express has signed a strategic cooperation agreement with NEOLIX, to jointly promote large-scale application of autonomous driving technology in the delivery field. As of the end of the reporting period, the first batch of autonomous driving vehicles had commenced operation in cities such as Yancheng and Hefei on a regular basis through the cooperation between the two parties. Next off, we seek to further expand the scale of autonomous driving vehicle deliveries and the cities where they are deployed.



与新石器无人车战略合作签约
NEOLIX

Focusing on the Drone Industry to Boost Rapid Development of Drone Logistics

ZTO Express reached a strategic cooperation with Nanjing University of Aeronautics and Astronautics, Urban Air Traffic Research Institute that focuses on the emerging industry of drone logistics. Centering around key issues and core technologies in drone logistics, the cooperation features scientific project application and joint research and conduct demonstration applications of drone logistics to promote the application and rapid development of the emerging industry of drone logistics.

Regarding the use of large unmanned transport aircrafts, we have signed a strategic cooperation agreement with Yitong UAV System to jointly explore large-scale commercial operation of such aircrafts based on the application scenarios of the Company.

Uniting Hearts
Sharing Warmth

ZTO Express always believes that "Talents are the driving force". We prioritize talents in corporate development, legally safeguarding the legitimate rights and interests of employees, empowering their development and growth, and striving to create an equal, inclusive, and healthy work environment for the mutual development of employees and the Company.

Materiality issues

- Employees' rights, interests and benefits
- Diversity and inclusion
- Occupational health and safety
- Staff training and development
- Community participation
- Rural revitalization and common prosperity



Corresponding SDGs

1 NO POVERTY
2 ZERO HUNGER
3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
5 GENDER EQUALITY
8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES

Our actions

- Create a diversified work environment that attends to female employees, foreign employees, and employees from ethnic minorities
- Establish a comprehensive talent employment system, clear career development mechanisms, and provide competitive salaries
- Improve the organizational structure of safety management, set safety management objectives, and strengthen occupational health and safety training
- Actively respond to national development strategies, deeply promote the "Express Delivery to Villages" project, drive rural economic development, and facilitate the lives of rural residents
- Continuously advance charitable projects and fulfill corporate social responsibility

Ensuring Employees' Rights and Interests

ZTO Express values the protection of rights and interests of our employees. We seek to provide equal and diverse development opportunities, enhance communication with employees, steadily improve employee satisfaction, and promote a people-oriented management philosophy.

Creating a Diverse Workplace

ZTO Express addresses the various aspects of human rights, recruitment and employment, and diverse talent development. Through policy formulation and process standardization, the Company is committed to creating a diverse, inclusive, and healthy work environment for its employees for the mutual development of both the enterprise and its employees.

• Human Rights Commitment

ZTO Express integrates human rights assurance into various aspects of Company operations and management, strictly adhering to "The Conventions of the International Labour Organization". Upholding principles of equality and democratic consultation, ZTO Express has established relevant systems applicable to its own operations, suppliers, and other partners. The Company strictly prohibits human trafficking, forced labor, child labor, violence, harassment, and discrimination. It ensures that employees are not discriminated against based on gender, age, nationality, race, religion, family, or health status, and safeguards employees' rights to freedom of association and collective bargaining. To counteract human rights violations, the Company has established a 24/7 multilingual anonymous reporting email and hotline, with policies to protect whistle-blowers. We encourage employees to report complaints and incidents, and publicly disclose the number of reports received, improper behaviors identified, and measures taken in response.

The Company has also formulated policies to regulate and address discrimination and harassment (including sexual harassment) and adopted a zero-tolerance approach towards any form of discrimination. We have established reporting procedures for discrimination and harassment incidents, with progressive levels of escalation. We take disciplinary action against those who engage in violence, threats, intimidation, harassment, or disruptive behaviors, with corrective discussions and possible sanctions as warranted. Regular training is provided to employees to enhance awareness of human rights protection, anti-discrimination, and anti-harassment measures, ensuring the protection of employee rights.

Additionally, ZTO Express takes the human rights protection of our partners into account and makes sure the same requirments of human rights protection are applied to our suppliers and partners to ensure a safe and equitable work environment for employees.

The Company conducts regular human rights assessments for employees and key suppliers to identify any existing human rights issues. During the reporting period, there were no incidents of human rights violations or significant labor disputes. ZTO Express successfully signed Collective Contracts, Special Collective Contracts for the Protection of Female Employees' Rights and Interests, and Wage-related Collective Contracts. As of the end of the reporting period, the coverage rate of collective agreements was 100%.

• Recruitment and Employment

ZTO Express complies with the Labor Law of the People's Republic of China and the Labor Contract Law of the People's Republic of China, as well as other laws and regulations. We also continues to revise and improve internal regulations such as the Recruitment Management System, Training Management Measures, Employee Promotion Management Measures, and Welfare Management System, while adhering to the concept "Talents are the driving force" in recruitment. During the reporting period, the Company improved the recruitment process and enhanced the quality of recruitment to attract talents. It built a talent pool through methods such as campus recruitment, social recruitment, and internal promotion. The overall recruitment satisfaction of the Company increased compared to the previous year, and the overall educational level of employees increased, with a higher proportion of high-tech employees such as those in development and testing.

Number of Employees		2022	2023
Total number of employees		24,888	23,554
Gender	Male	15,941	15,072
	Female	8,947	8,482
Employment type	Full-time	24,888	23,554
	Part-time	0	0
Age	29 years old and below	6,753	5,771
	30-50 years old	14,982	15,031
	Above 50 years old	3,153	2,752
Region	Domestic (including Hong Kong, Macao, and Taiwan)	23,847	23,103
	Cambodia		278
	Laos		86
	Myanmar		49
	Thailand		30
	Vietnam		6
	United States		1
	Japan		1

Number of New Employees in 2023		Unit	2023
Number of new employees		Person	6,120
Average cost of employment		RMB per person	289.69
Gender	Male	Person	3,469
	Female	Person	2,651
Age	29 years old and below	Person	3,310
	30-50 years old	Person	2,622
	Above 50 years old	Person	188
Job Level	Senior management	Person	7
	Middle management	Person	263
	Frontline staff	Person	5,850
Nationality	Chinese nationality (including Hong Kong, Macau, and Taiwan)	Person	5,960
	Cambodian	Person	55
	Laotian	Person	54
	Burmese	Person	17
	Thai	Person	32
	Vietnamese	Person	2

Employee Turnover Rate in 2023		
Total employee turnover rate		24.32%
Voluntary employee turnover rate		24.21%
Gender	Male	22.40%
	Female	27.50%
Age	29 years old and below	35.21%
	30-50 years old	20.12%
	Above 50 years old	18.99%
Job Level	Senior management	8.17%
	Middle management	13.36%
	Frontline staff	25.58%
Ethnicity	Minority ethnic group	29.89%
Nationality*	Chinese nationality (including Hong Kong, Macau, and Taiwan)	22.91%
	Cambodian	20.11%
	Laotian	27.12%
	Burmese	63.70%
	Thai	81.01%
	Vietnamese	98.47%

Note*: The turnover rate of employee in some Southeast Asia countries increased due to the business adjustments.







Special Measures for "Employee Retention" to Reduce Employee Turnover Rate

To reduce employee turnover rate, the Company has been promoting the "Employee Retention" initiative. During the reporting period, the Company updated its assessment indicators, shifting the focus from only monitoring new employees in the first month of employment to the overall monthly employee turnover rate. Moreover, the lack of traceable reasons for past employee turnover made it difficult for the Company to implement targeted retention strategies. In the light of this, the Company implemented system process reforms, alignment of awareness and concepts, and monthly data sharing to track the reasons for employee departures online in 2023. The proportion of unclear monthly turnover reasons in the system decreased from 89.4% at the beginning of the year to below the target of 20% and remained at this level. Furthermore, focused analyses and response measures were implemented for high-frequency reasons for employee turnover and regions with high turnover rates on a monthly basis. All these efforts had contributed to the decrease of the annual turnover rate for operational staff by 3.59% to 55.06% in 2023, compared with 58.65% in 2022, reaching the annual target of turnover rate reduction by 3%.

• Employee Compensation and Benefits

ZTO Express provides competitive compensation and benefits to its employees. Compensation policies are formulated based on job level, experience, and capabilities to motivate employees. Performance evaluations are conducted annually through multidimensional assessments, team-based evaluations, and agile conversations. Additionally, the Company offers comprehensive welfare benefits, including statutory social insurance and housing provident fund. Efforts are also made to safeguard the rights of female employees, with initiatives such as setting up childcare facilities and maternity leave policies. Each year on International Women's Day, various activities are organized across all management centers to show care and support for female employees. During the reporting period, the Company achieved a 100% contribution rate for employee social insurance and housing provident fund.

• Diversified Talent Development

ZTO Express attaches importance to diversified talent development, actively safeguarding the rights and interests of minority groups. Special protection contracts are put in place for female employees, and targeted recruitment is provided for disabled individuals and ethnic minorities. These measures aim to create an inclusive and open work environment to nurture a diverse and progressive talent pool.



RESUME
RESUME

Targeted Recruitment in Economically Disadvantaged Areas to Address Local Employment Issues

ZTO Express actively expands its recruitment areas nationwide, conducting recruitment activities in economically disadvantaged regions through independent visits, collaboration with local governments, and active participation in national employment initiatives such as the "Spring Breeze Action." In 2023, the Company visited several ethnic minority regions, including Fugong County in Nujiang Lisu Autonomous Prefecture of Yunnan Province, Luodian County in Qiannan Buyei and Miao Autonomous Prefecture of Guizhou Province, and Heishui County in Aba Tibetan and Qiang Autonomous Prefecture of Sichuan Province. Through job fairs, job referrals, and on-site promotions, ZTO Express recruited over 1,000 local workers to help address employment issues in ethnic minority areas with practical actions.





招聘

福贡县第七批欢送务工群众赴江苏无锡市中通快递公司务工

During the reporting period, the Company had a total of 23,554 employees, among which ethnic minority employees accounted for 5.88%, and female employees 36.01%, female managers (including junior, mid-level, and senior) 31.00%. The breakdown of female employees in each management level is as follows:

Data from 2023

The percentage of female employees in senior management positions	The percentage of female employees in junior management positions	The percentage of female employees in revenue-generating functional departments	The percentage of female employees in STEM-related positions
18%	43%	36%	22%

Ensuring the Health of Employees

ZTO Express always believes that "Safety is benefit". With safety development as the core, we persist in development on the basis of safety assurance. We have established a safety management center, actively built a sound safety management system, clarified occupational safety management goals, accurately identified various safety risks, ensured the personal safety and health of employees, and laid a solid foundation of stability, reliability, and safety for the sustainable development of the enterprise.

• Safety Management System

ZTO Express strictly adheres to relevant laws and regulations in its operational regions, using the Work Safety Law of the People's Republic of China and the Regulations on Work Safety Management of Construction Projects as guidelines for safety management. The Company continuously refines internal regulations and systems, such as the "Express Operation Site Information Security Management Specification," "Fire Safety Management Regulations," and "Emergency Preparedness and Response Control Regulations." We have obtained ISO 45001:2018 Occupational Health and Safety Management System certification. Moreover, ZTO integrates various safety regulations into contracts with contractors to safeguard their occupational health and safety.

The Company has established a comprehensive health and safety management organizational framework, with the Board of Directors as the highest decision-making body for occupational health and safety management policies. The Safety Management Center and various departments regularly conduct self-inspections and internal reviews to supervise and evaluate our safety production status and ensure the implementation of relevant regulations and requirements. Based on management requirements, actual circumstances, and the safety performance in the previous year, safety management performance objectives are set, with a commitment to continuously improve occupational health and safety performance.

Employee representatives participate in frontline occupational health and safety committees to identify and assess health and safety issues in operations. Upon identifying such issues, the Company determines the level of problem resolution, formulates action plans, and sets quantitative improvement targets in accordance with priority, actively implementing corrective measures.

Setting and Achieving Safety Management Objectives

- **Goal Setting:** Safety Objectives for 2023 were formulated based on the operational volume, total number of personnel, and actual accident situation in 2022 of each center
- **Regular Objective Tracking:** The 2023 objectives were sorted by provinces and regions. Monthly summaries of accountable accidents were compiled to compare the completion status of provincial and regional targets. Analysis was conducted on the risks and hidden dangers in provinces and regions where targets were exceeded, and special rectification plans were formulated
- **Achievement:** The number of accountable accidents decreased in 2023 compared to 2022

- **Goal Setting:** Road accountable accident targets for 2023 were formulated based on the number of vehicles in each fleet, the number of drivers, and the road accidents in 2022
- **Rectification Measures:** Establish a special assistance team; undergo road safety training
- **Achievement:** The number of road accountable accidents decreased by 8.1% in 2023 compared to 2022

• Safety Management Practices

ZTO Express has established a comprehensive safety and health system to cover risk assessment, hazard identification, emergency management, accident reporting, safety performance evaluation, disciplinary action for safety violations, and safety training in its complete closed-loop management system.

Risk Assessment - Road Safety Risk Assessment

Six-point Pre-Departure Inspection

- To strengthen vehicle safety management, ensure the safety of drivers and passengers, and reduce the risk of accidents
- Drivers are required to perform vehicle inspection before departure, and a "Six-Points Pre-Departure Inspection" process is established
- This involves checking the exterior, tires, brakes, air system, instruments, and documents of the vehicle before departure to ensure that no "unfit" vehicles are on the road

7S Inspection

- Regulate driver behavior, ensure safe vehicle operation, and reduce the risk of accidents
- Address issues such as unauthorized picups, improper use of inverters and high-power appliances, small gass sylinders, drunk driving checks for drivers ebfore departure, and improper placement of parking brakes
- Implement a 7S inspection system to conduct daily inspections on the aforementioned issues

Special Weather Conditions and Driving Requirements

- Address the increaed risk of accidents caused by rainy and snowy weather
- Special weather areas are delineated with electronice fences, and this information is disseminated to all fleet vehicles
- When vehicles enter these fenced area, drivers are provided with special reminders, and real-time monitoring of behicle speed and driver condition (such as fatigue driving) is conducted to ensure safe driving and reduce the risks of accident occuring



Hidden Danger Inspection - Provincial Special Rectification Action



Straight ladder renovation

- To prevent safety accidents, each provincial center is required to renovate all eligible straight ladders on their premises
- All straight ladders over 1.8 meters in height must be renovated into step ladders. If space limitations prevent renovation, additional protective cages must be installed
- A deadline for completion will be set, and progress will be monitored to ensure timely completion of the renovations

Anti-collision tires

- Major risks at loading and unloading docks will be addressed
- Each provincial center is required to install anti-collision tires with a width of no less than 25cm at the loading and unloading areas on the operating premises. This measure aims to prevent major production accidents caused by violations of personnel behavior

Improvement of equipment protective structures

- The production equipment manufacturer, installation company, group equipment specification design, and operating departments will be coordinated to hold annual safety protection seminars. During these seminars, discussions will focus on issues such as protection deviations, points prone to violations, and operational inconveniences. The aim is to identify improvement and new construction plans
- Continuous adjustments and improvements will be made to protective structures to enhance equipment protection capabilities. This will facilitate safe operations for employees, thereby reducing the probability and severity of employee injuries

"Three-able" safety standards

- Safety standards will be set around the principle of "visible, audible, and actionable," with continuous monitoring of all network centers to ensure compliance with the three principles in work deployment
- Visual management of on-site operations will be achieved through measures such as delineating pedestrian and vehicle lanes, displaying signs, and implementing voice broadcasts. Safety messages will be played in a loop 24 hours a day, and 7S visual management will enable employees to promptly identify and address abnormal situations
- Overall safety awareness will be enhanced, and employees will be encouraged to take proactive measures to improve safety production efficiency

Emergency Management



Institutional Development

To effectively respond to various emergencies and enhance personnel's specialized business rescue knowledge, we continue to revise and improve on-site emergency response plans

In term of managing natural disasters, fire safety, production accidents and beyond, we have formulated institutional protocols such as the Comprehensive Emergency Plan, Emergency Preparedness and Response Control Regulations, and Flood Prevention Emergency Plan. Through the refinement of these protocols, a scientifically comprehensive institutional system has been established

Emergency Reserve Infrastructure

We develop specialized emergency response exercise plans tailored to the physical fitness, practical emergency skills, and ideological development of volunteers. We conduct targeted emergency training and equip all network centers with the necessary emergency rescue equipment based on their specific circumstances and potential emergencies. This continuous improvement aims to enhance our emergency response capabilities and strengthen our emergency team construction

Accident Reporting

In response to occupational health and safety incidents, ZTO Express has established a comprehensive system for handling work-related injuries, illnesses, and accidents. This closed-loop system for accident management includes determining a reporting system for accidents at different levels, establishing accident investigation teams and corrective action supervision teams, clarifying the process, methods, and final outcomes of handling incidents. Additionally, accountability measures are implemented for key individuals responsible for incidents, with specific indicators linked to individuals' responsibilities.



Execution Assessment + Business Assessment = Final Assessment Results

Execution Assessment (Process): Evaluate the completion status of safety execution tasks, the timeliness of daily approvals, team management, talent development, and other factors

Business Assessment (Results): Assess performance indicators such as production safety, road safety, and postal route safety. Points may be deducted directly for exceeding specified indicators

Conduct bottom-out elimination based on the completion results of performance indicators each quarter


Process Control and Accountability

- According to the criteria for determining major accident hazards, hazards are classified into general accident hazards and major accident hazards

- Special management is carried out for major accident hazards related to vehicle positioning at unloading docks and workers' dressing standards. Responsibility for risk control is firmly placed at the frontline, with the ultimate responsible persons of all transfer centers and operational departments bound together. Daily remote and on-site two-way inspections are conducted, and violations discovered on the day are reported and held accountable

Accident-related Accountability

- The responsibility for accidents is associated with personnel at the level of team leaders, supervisors, and managers, as well as three levels of management above them. A system titled ZTO Express Group Production Safety Accident Responsibility Accountability Regulations has been developed to determine accident responsibilities and pursue accountability for accidents

Safety Training



ZTO Express conducts diverse occupational health and safety training sessions for employees across various business units to continuously enhance their awareness and practices. Training methods include daily morning meetings, regular sessions, and specialized workshops to ensure comprehensive coverage of safety protocols and procedures.

Training	Training Content	Training Topics and Sessions
Site Safety Training	Based on national laws and regulations, operational norms, risk alerts, etc., training materials are compiled from multiple perspectives, such as "Major Personal Injury Risk Warning," "Basic Safety Training for Tripartite Leased Premises," "(Quarterly) Safety Training", and "outlet-Specific Safety Training"	• Laws and regulations on workplace safety, company safety policies, and procedures for ensuring production safety • Hazardous factors in the work environment of the unit and the position, as well as preventive measures • Reporting procedures for emergency incidents, initial emergency response, self-rescue, and evacuation knowledge and skills
Fleet Safety Training	Based on the Road Traffic Safety Law of the People's Republic of China, the Law of the People's Republic of China on the Handling of Traffic Violations, and other relevant laws and regulations, training materials such as "Defensive Driving Training," "Vehicle Safety Inspection," "Experiential Training," "Analysis of Typical Accident Cases," and "Empowerment Training for the Fleet" are compiled from multiple perspectives	• Road safety meetings are held monthly • Safety training is provided to safety officers and team leaders across the entire outlet fleet, who then disseminate the training to drivers in their respective teams. Additionally, every team is required to conduct a safety meeting each month (spanning four consecutive days), to ensure high attendance rates among drivers and the effectiveness of the training
Postal Route Safety Training	• Official Certification Training • Company Internal Training	• The Postal Industry Safety Center, led by the State Post Bureau, organized a total of six training sessions for security personnel in postal and express delivery companies, with more than 80 participants. Among them, 62 individuals obtained certification through training examinations, representing a 3% increase compared to the previous year • The headquarters organized a total of 24 training sessions for the entire network of security inspectors and security team leaders • Security team leaders at various provincial and regional centers conduct daily team meetings to emphasize key issues and enhance the professional

Safety Statistics	Unit	2023
Number of fatalities due to work-related incidents	Person	8
Number of lost workdays due to work injury	Day	1,147
Lost Time Injury Frequency Rate (LTIFR) per million work hours	Million work hours	0.16

Empowering Employee Development

ZTO Express adheres to the talent philosophy of "Talents are the driving force" whereby the Company prioritizes employee development and establishes a comprehensive and perfect training system to enhance employees' skills at work. We provide competitive welfare benefits, continuously improve employees' lives, and empower their development in all aspects.

Establishing a Diverse Training System

ZTO Express adopts "comprehensive empowerment and pioneering innovation" as its talent development philosophy. Under the guidance of internal management systems such as the "Training Management System" and the "Management Trainee Development Program", the Company has established a diverse and flexible training system for all employees to enhance their professional skills and comprehensive abilities.

During the reporting period, the Training Culture Department of the Company constructed the "331 Talent Development System", which consists of "Three Major Talents + Three Major Empowerments + One Major Platform". This system provides diversified training tailored to the knowledge and skills different employees need. Through collective efforts, it aims to improve employees' business literacy, promote their comprehensive growth, and build a dynamic, creative, and cohesive team which will serve as a solid foundation for the Company's long-term development.



Three Major Talent Programs

•"Baiyou Eagles " Model Innovation Studio

•Management Trainee "Blue Sky Plan"

•Talent Pipeline Training Program

331 Talent Development System

Three Major Empowerment Initiatives

•Empowerment of Provincial and Regional Management

•Empowerment of Line-specific Professions

•Empowerment Training for Frontline Employees

One Major Platform

•ZTO Academy
(Online Learning Platform + Training Base in Tonglu)

During the reporting period, the Company's "Baiyou" training program continued to be conducted in an orderly manner, providing diverse and flexible training courses for employees at different levels, positions, and stages of professional development across the entire network. Two new projects, "Leadership Eagle" and "Elite Eagle," were introduced, adopting a hybrid model that combined "livestreaming and face-to-face " as well as "internal and external" training. Innovative activities such as military training exercises and debates were also incorporated. This project aims to enhance the skills of employees at different levels through targeted training, improve work efficiency, and bring more benefits to the Company.

Project Name	Target Training Participants	Number of Participants	Format of Training
Baiyou 2023 - Leadership Eagle	Middle to senior management	Around 200 participants	Offline
Baiyou 2023 - Elite Eagle	Middle to senior management	69 participants	Offline
Baiyou 2022 - Soaring Eagle | Eagle (Phase Three)	Supervisors, deputy managers, and managers	371 participants 367 graduated	Offline
Baiyou 2023 Soaring Eagle | Eagle (Phase One)	Supervisors, deputy managers, and managers	279 participants	Livestreaming
Baiyou 2023 Soaring Eagle | Eagle (Phase Two)	Supervisors, deputy managers, and managers	205 participants	Offline
Baiyou 2023 Fledgling Training (Four sessions)	Excellent employees below Level 3 (excluding) across the entire network	3,354 participants 1,461 graduated	Broadcast recording

Building upon traditional training programs, the Company also empowers various functional departments, provincial centers, and frontline employees to contribute to talent development.

Specialized functional training for headquarters centers	• Tailored courses were developed for the Service Quality Center, Human Resources Center, and Science and Information Center to meet the specific needs of their employees • Six personalized training sessions were organized
Empowerment management training for provincial centers	• Completed on-site research and conducted touring lectures in Jiangsu, Chongqing, Zhejiang, Beijing, Guizhou, Inner Mongolia, Guangzhou, Henan, Tianjin, Guangxi, Anhui, Chaoshan, Danyang, and other regions • Organized specialized training sessions on team management series courses such as "Execution Training Camp for Advantageous Team Management", "Relationship Training Camp for Advantageous Team Management", and "OKR Agile Goal Management" • The project was rated 9.92 for average satisfaction, indicating a significant improvement in the execution and collaboration capabilities of the trained teams
Frontline employees training	• The course arrangement has wide coverage and specificity, in which general courses focus on inspiring thinking and enhancing skill empowerment, while business courses emphasize solidifying business fundamentals • A platform for learning and communication has been established for front-line operational staff • The average satisfaction score for the training is 9.91 points
New employee onboarding training	• "Online + offline" mode • Includes six courses such as"Enterprise Culture Promotion"and"Safety Knowledge Popularization"
Management trainee program	• Include work skills, professional qualities, management abilities, communication skills, teamwork, and more

While focusing on employee training, the Company also actively selected and cultivated outstanding trainers. We prioritized trainer pool management and conducted a total of 11 sessions of part-time trainer selection and training (Train the Trainer), with a total of 298 participants, among which199 successfully passed the assessment. Additionally, we progressed with the online launch of the part-time trainer management system and continued to optimize its functionality.



Talent Development Training to Increase Talent Reserves

During the reporting period, the Talent Development Training Plan completed two sessions in May and November, with a total of 545 participants enrolled in the M3-M5 talent reserve category and 308 participants completing the training. Additionally, there were 59 participants enrolled in the M6-M8 talent reserve category, with 33 completing the training. The training program was based on a curriculum framework of "Management Capability Enhancement" and "Self-Improvement through Reading." It featured carefully selected internal and external courses focusing on "Enhancing the Role Transition of Talent" and "Upward Career Competency." Course modules included "Improving Managerial Coaching Skills," "Building an Execution System Independent of Individual Talents," "The Joy of Reading," "Win-Win Leadership," and "Planning and Decision-Making: Thinking and Behavioral Processes for Management Roles." The recommended readings included "The Practice of Management" and "Thinking, Fast and Slow."

Furthermore, the training extensively utilized the ZTO E-learning platform to facilitate implementation. Post-training surveys received positive feedback from talent reserves at all levels, with comments highlighting how the organized training significantly contributed to enhancement of their personal and managerial skill. Some participants expressed intentions to internalize the acquired knowledge within their respective departments.

The Company emphasizes on the implementation and consolidation of talent reserves. Through this project, it cultivates a pool of reserve talents. By the end of the reporting period, initial results of the Talent Development Pool were evident, with a talent reserve adequacy rate of 100%, representing an 8% increase compared to the previous year. Additionally, 20 individuals were promoted in 2023, with key personnel accounting for 15% of the total to laz a solid personnel foundation for the Company's sustained development.

Under this project, a mentorship handbook and a platform for mentor communication have been created to provide guidance on talent channels, sharing methods, and tools. For talent participants, it conducted training, promotion, mentor sharing, and practical work to implement talent development construction effectively.



Mentorship program, empowering talent development

The Company incorporates mentorship programs into both the management trainee program and talent development program, establishing a mentor exchange platform to provide assistance, share methods and tools, and help ensure the effective implementation of the projects.

> #### The Management Trainee Program
>
> • **Career Mentor:** Vice Director or higher-ranking personnel from the Preferred Company Center serve as career mentors for management trainees, providing guidance on career development plans
>
> • **Business Mentor:** Department heads are selected as business mentors to assist trainees in quickly accessing resources, participating in departmental key projects and keeping records of trainee performance for achival purposes by the Human Resources Management Center

> #### Talent Development Program
>
> • Each talent in the talent development program is assigned a mentor
>
> • **Daily work guidance -** mentors explains the current status of the unit / department's business and provide guidanace on approving daily work tasks for the talent. They lead the talent in attending work meetings, completing meeting minutes, or conducting field inspections or research on the front line to identify problem and provide on-site analysis and summaries
>
> • **Key issue resolution guidance -** mentors assist the talent in analyzing and resolving key work tasks, submitting improvement proposals for existing issues, and assisting in developing the unit / department's work development plan

Average training hours per employee for different categories of staff

Category		Unit	2023
Total Training Hours		Hour	**194,780**
Gender	Male Employees	Hour	14
	Female Employees	Hour	26
Job Level	Senior Management	Hour	13
	Middle Management	Hour	18
	Frontline Employees	Hour	28
Age	Employees aged 29 and below	Hour	15
	Employees aged 30-50	Hour	38
	Employees aged 50 and above	Hour	7

The number and proportion of employees trained in different categories

Category		Unit	2023
Job Level	Senior management trained	Person	189
	Percentage of senior management trained	%	1.94
	Mid-level management trained	Person	2,026
	Percentage of mid-level management trained	%	20.80
	Frontline staff trained	Person	7,524
	Percentage of frontline staff trained	%	77.26
Gender	Female employees trained	Person	3,308
	Percentage of female employees trained	%	33.97
	Male employees trained	Person	6,431
	Percentage of male employees trained	%	66.03

Training Investment Project	Unit	2023
Total Training Sessions	Session	302
Total Participant Attendances	Person-times	12,661
Total Number of Participants	Person	9,739
Average Training Duration per Participant	Hours	20
Average Training Investment per Participant	RMB	134.4
Return on Investment of Human Capital		2.3
Percentage of Participants to Total Staff	%	41.35

Caring for Employees' Lives

ZTO Express actively carries out employee care management to enhance their sense of belonging, achievement, and happiness. We have constructed a more comprehensive welfare system to focus on the well-being of employees, strengthen communication, and ensure that employees truly feel the warmth of the Company.

• Employee care and benefits

ZTO Express pays attention to the physical and mental health of employees, taking various measures to improve their lives, and enhances their sense of happiness.



Healthy Living
- In 2023, we organized health knowledge seminars (Including psychological health and stress management) and family doctor sign-up activities for the community to raise awareness and promote correct health concepts
- We produced and distributed 143,056 copies of health knowledge handbooks to enhance everyone's health awareness and prevent diseases and accidents
- We encourage employees to participate in sports activities

Commuter Shuttle Bus
- In 2023, through real-time monitoring of four bus routes, overall operations remained smooth. We promptly adjusted for any abnormalities that arose and actively collaborated with the bus captains in daily management. We fully utilized the role of bus captains in daily operations to ensure the stability and safety of bus operations

Discounted Housing
- Provided talent apartments and public rental housing for employees

Household Registration Processing
- Processed residence permits based on points system
- Assisted up to 213 employees in completing household registration procedures through such methods as talent introduction for settling down, transitioning from temporary residence to permanent residence, settling down for recent graduates, and settling down for international students



Establishing "ZTO Express Courier Day" to Protect the Rights and Interests of Delivery Personnel

On May 8, 2023, ZTO Express officially launched the "ZTO Express Delivery Courier Day" and issued the "Implementation Plan for Comprehensive Promotion of ZTO Courier's Rights and Interests Protection Work." Based on the specific work requirements of the "Four Guarantees" and "Six Ones," the Plan was implemented across the entire ZTO network to further promote the "Culture of Happiness" within the Company.



The "Four Guarantees"

Income Policy Guarantee **Care and Concern Guarantee** **Entrepreneurship Empowerment Guarantee** **Risk Prevention Guarantee**

Construct One Center
Invest in the construction of the "ZTO College Training Center" in Tonglu, Zhejiang, with an expected completion and operation start date in 2024

Build One Platform
Adhere to the core values of shared success, dedicated to building an entrepreneurship empowerment platform, providing one-stop entrepreneurship support and guidance including store design, business methods, system tools, express business introduction, and business empowerment

Create One Festival
Enable "ZTO Courier to enjoy festivals, feel the warmth and happiness of "home", and experience the joy of "ownership"

Offer One Good Insurance
Since 2021, the Company has invested nearly tens of millions of RMB to purchase accidental injury insurance "Courier Bao - Group Accident Insurance" for all "ZTO Couriers". In 2023, the coverage has been increased to RMB200,000 to provide more comprehensive personal safety protection for the Courier" free of charge

Establish One Mechanism
Establish and improve the rights protection mechanism for ZTO Courier

Utilize One Fund
Set up the "Express Courier Care Fund", with the total fund amount increased to RMB200 million in 2023 to ensure protection in cases of injuries, poverty, or difficulties caused by illness, accidents, or acts of bravery, effectively safeguarding the health and safety of "ZTO express Courier"



The "Six Ones"





Series of Activities in"Warm Bee Action" to Spread Warmth in the City

- For several consecutive years, we have organized a series of activities country-wide for "Warm Bee Action" , including "Couriers' Slow Pace of Living," emergency rescue training, and psychological care activities. These initiatives have played a positive role in safeguarding the rights of ZTO Courier, caring for frontline employees, practicing and promoting ZTO culture, and advancing ZTO brand building. They have also begun to show initial brand effects and have been effective in providing psychological counseling and emergency rescue.
- We launched the "Cooling Relief" campaign in summer and the "Warmth Relief" campaign in winter. Every year, we select dozens of areas nationwide to set up free cooling or warming stations in express delivery outlets and Tuxi Supermarkets, and provide material support to outdoor workers such as couriers, food delivery personnel, traffic police, security guards, construction workers, and sanitation workers. Meanwhile, we promote the significance and value of union work. In summer 2023, we set up over 74 free cooling stations in 30 cities to provide free services and receive wide support from society. The event even trended on Weibo. During the coldest winter months, we provided free "Warm Six-Piece Sets" (thermos, eco-friendly bags, gloves, knee pads, earmuffs, and heat patches), which met warm reception and praise from society.

The Company also provides various benefits to frontline employees to meet their living and developmental needs.



Setting up staff or driver lounges in dozens of transfer centers nationwide
Establishment of the ZTO heart-warming psychological group
ZTO WELFARE TREATMENT
Holiday visits and condolences with gift giving
Opening staff libraries at outlets

Conducting Psychological Counseling to Support Employee Mental Health

In October, on the eve of the peak season in the express delivery industry, ZTO Express organized the "Employee Mental Health Care Activity 2023" simultaneously in multiple locations nationwide, including Shanghai, Hubei, Liaoning, Shanxi, Guangzhou, and Dongguan. This initiative aimed to support frontline employees in operations, transportation, delivery, customer service, and other roles to help them confront mental constraints, alleviate psychological burdens, and actively face work and life challenges. By fostering positive energy at the workplace, the activity aimed to enhance employees' sense of belonging, achievement, and happiness. Professional psychological counselors were invited to conduct workshops; various activities such as "Psychology Classroom" and "Interactive Experience Park Outing" were organized to provide comprehensive psychological support and guidance and promote the mental and emotional well-being of employees. In recent years, ZTO Express has taken such measures as disseminating knowledge about mental health, organizing mental health care activities, hosting mental health seminars, and launching a hotline for psychological counseling to support and empower employees' mental health and relieve stress.





暖蜂行动
2023.10.31 上海

2023.10.31 上海

• Corporate Culture Activities

ZTO Express actively organizes various corporate culture activities to enhance the sense of belonging and cohesion of employees. Through participating in these activities, employees gain a better understanding of the Company's core values and mission, which in turn improves team collaboration capabilities.

Cultural activities on ZTO anniversary	•Showcase the unique "home culture" of the Company, enhancing employees' sense of belonging, achievement, and happiness •In 2023, a series of activities was planned with the theme "ZTO Loves You." These activities included both internal and external promotional videos, theme songs, etc. Offline events such as park outings and collective weddings were organized to create a harmonious atmosphere
Annual Charity Sports Day	•Advocate for a positive and healthy life, an upward and virtuous mindset •Accumulate public welfare funds through competitions and organize donations of charitable materials, mobilizing and assisting all employees to achieve more sense of accomplishment on a spiritual level
ZTO Family Day	•Invite the relatives of employees to ZTO to spread our harmonious "home culture", and enhance cohesion and happiness among and between employees
Annual Photo Contest and Exhibition	•Held 4 cohorts of photo contest, accumulating over 7,000 photographs and over 300 video submissions •The content covers express delivery operation in various aspects, including pickup, sorting, transportation, and delivery, as well as themes such as dedication to work, rural revitalization, customer service, charitable education support, agricultural assistance, family holidays, peak seasons

• Employee Communication

ZTO Express aims to establish effective communication channels between new employees and the Company to help newcomers solve practical problems in work and life and enhance their onboarding experience. The Company holds a quarterly new employee symposium, which includes self-introduction, ice-breaking games, company introduction, Q&A sessions, and concluding remarks from management. Various refreshment options are provided to create a relaxed and open atmosphere. After the event, we compile written documentation to summarize discussions, address the questions raised, and create a guidebook.

During the reporting period, new employees joining each quarter and department heads responsible for various functions are invited to participate in the event. The enthusiasm for the event gradually increases, with approximately 160 participants per year.

Co-building Prosperous and Beautiful Villages

ZTO Express actively responds to national policies such as the "Opinions on Promoting Rural Revitalization in 2022" issued by the CPC Central Committee and the State Council, as well as the "Three-Year Action Plan for Express Delivery to Rural Areas (2020-2022)" to leverage its industry strengths for continuous expansion of its "Express Delivery to Rural Areas" business. It facilitates express delivery services reaching remote rural areas, effectively improving the lives of people in these regions. It also assists the promotion of rural specialty products to markets beyond rural areas, stimulates rural industrial development, and solidifies the achievements of rural revitalization.

Express Delivery in Villages to Enable Convenient Living

ZTO continuously expands its express delivery network to remote villages. With strong support from local postal administrations, ZTO vigorously promotes "Express Delivery in Villages", setting up rural express service points, and constantly exploring new models for rural express development.

 **Express Delivery in Villages to Boost Sales of Sichuan Products**

Elected as one of the "Top 100 Exemplary Rural Villages of Harmony and Beauty in 2023", You'an Village, the village of Pingwu Town in Jianyang City of Sichuan Province on the eastern bank of the Tuo River, has developed into a renowned prosperous village. Since September 2021, ZTO has been implementing the "Express Delivery to Villages" initiative in the area to set up rural express service points in response to the issue of local villagers having to travel long distance to collect their parcels.

After the introduction of express delivery services to the village, ZTO's delivery personnel conducted on-site visits to identify villages with higher population densities, stronger economic capabilities, and more convenient transportation. These villages were given priority in setting up service points, with a particular focus on exploring the "Express Delivery + Supermarket" model. Over the past two years, the results have been remarkable: Not only was there an increase in the coverage of delivery services in the villages, but also a surge of over 30% in the number of rural parcels handled.

 

Specialty Product Delivery to Ignite Rural Revitalization

ZTO Express provides comprehensive services to farmers, extending the reach of agricultural products to beyond remote mountains by facilitating smooth delivery channels. This effort sparks internal momentum and allows farmers to perform worry-free sales.



Smart Logistics to Reduce Cost and Enhance Speed in Fresh Fruit Delivery

In September 2023, the ZTO Express Transfer Center in Ganquan County, Yan'an, Shaanxi Province was officially launched to further reduce the logistics costs of Northern Shaanxi specialty agricultural products such as Yan'an apples, improve delivery efficiency and provide efficient and economical logistics services for local farmers.

With the establishment of the ZTO Express Yanchuan Transfer Center smart logistics park, which radiates throughout the entire Northern Shaanxi region, the distance between Shaanxi's agricultural and specialty products and the rest of the country has shortened. ZTO Express Yan'an Transfer Center Operations Manager, Zhai Gaoqing, stated, "The operation of the Yan'an Center has greatly expanded the delivery range of express deliveries from the northwest to the rest of the country, shortening delivery time by approximately 15 hours. This effectively addresses the issue of relatively delayed transportation and sales of agricultural and specialty products in Yan'an City and even the entire Northern Shaanxi region."







陕西
果子昨天在树上 今天在路上
明天就能到北上广消费者的手里了

北京
不但释放了农村市场的消费潜力

Upgraded Delivery Solution, Hassle-free Kiwi Transportation

ZTO Express facilitates the transportation of kiwi fruits from Heishan Town by utilizing its ZTO Express Standard Service for nationwide delivery. As part of ZTO Express's time-definite express products, the ZTO Express Standard Service collaborates directly with fruit farmers to create a tailored logistics delivery solution for the local area, providing customized packaging, cost-effective rates, priority handling, and delivery services.

In 2023, the ZTO Express Standard Service underwent further upgrades based on the original logistics delivery solution. A month before the kiwi fruits ripened, the Chongqing Wansheng outlet began deploying outlets in five local townships, setting up five collection points in the fields. The volume of shipments doubled compared to the previous year, with coverage extending to local households. The ZTO Express Standard Service not only ensures timely delivery but also provides dedicated customer service personnel to liaise with kiwi fruit producers for post-sales support. Responses are typically made within 3 minutes, instilling confidence among fruit farmers in the ZTO Express Standard Service. Thanks to the convenience of logistics delivery, each household of fruit farmers increased their income by around RMB8,000, effectively addressing local employment issues.





寄猕猴桃选中通标快 “猕”好准时送达

Community Welfare Enthusiast

ZTO Express follows the principle of "Bringing Happiness to More People through Our Services" to give back to society with love and convey warmth and compassion through practical actions. We collaborate with employees and partners to carry out charitable activities. Focusing on the provision of quality education and support for community development, we have initiated such projects as "Dream Fulfillment 1+1," Science Popularization in Schools, and Reuniting Families with Tape.

During the reporting period, ZTO Express has cumulatively donated RMB8.2 million.



- "Dreams 1+1"Charity Education Assistance Project launched between March and September
- Science popularization activities in universities and industrial parks between May and September
- One-on-one charity education assistance activities between July and October



"Fulfilling Dream 1+1" Charity Education Program to Sow Seeds of Hope

In 2023, the internal support for charitable initiatives within ZTO Express continued to expand geographically. Nine management centers, including those in Shanxi, Tianjin, Xinjiang, Zhejiang, Guizhou, Hubei, Hunan, Liaoning, and Shanghai, were called upon to collaborate with local outlets to carry out the "Dream Fulfillment 1+1" charity education program. The initiative aimed to collect donations and unite more compassionate efforts to assist children in remote mountainous areas and build a brighter future for them.



Since the campaign launch a month ago, ZTO Express, along with relevant departments in Huaxin Town and various social welfare organizations, has accumulated over 160 boxes of donated goods of daily necessities, educational supplies, cooling items, and sports equipment, with an estimated total value exceeding RMB130,000. Additionally, a total of RMB50,000 in charitable funds was raised this year through employee charity sports events and the ZTO Network Mutual Aid Fund. These funds were directed through the Yunnan Youth Development Foundation to support the ZTO Hope School in Minjian Township, Yunlong County, Yunnan Province, specifically to improve the school's water supply equipment and alleviate water scarcity issues for teachers and students.



圆梦1+1
华新统战

Urban Carers to Keep You Warm in Winter

In December, ZTO Express organized the "Your Winter Won't Be Too Cold" - 2023 Winter Warmth Campaign across multiple locations nationwide. The campaign covered various regions including Heilongjiang, Jilin, Liaoning, Inner Mongolia, Ningxia, Xinjiang, Hebei, Shandong, Gansu, Shaanxi, Tianjin and Shanghai. This initiative distributed free winter supplies including scarves, hats, gloves, knee pads, heating pads, and hand creams to frontline outdoor workers such as couriers, food delivery personnel, sanitation workers, construction workers, and traffic police, aimed to keep them warm.





中通营业厅
中通快递 ZTO EXPRESS
有你的冬天 不太冷

A Little Tape to Send Hope Back Home

ZTO Express prints the photos and contact information of missing children from the Ministry of Public Security's website on adhesive tape for packaging parcels. Even though a roll of adhesive tape with information on missing children costs twice as much as regular tape, it helps spread hope far and wide with each parcel and contribute to reuniting missing children with their families as soon as possible.





广东新闻
GRTN
石清黎/2岁
有奖报料热线，报料奖金：特等奖1000元、一等奖500元、二等奖300元

广东新闻

Sincerity and Trust:
In Search of Long-term Stability and Harmony

ZTO Express always delivers work in a compliant and trustworthy manner. This is achieved through continuous efforts to improve corporate governance and strengthen risk and compliance management. The Company also implements a system to safeguard business ethics, effectively safeguard the long-term interests of all parties and establish a positive corporate image. All of these efforts help lay a solid foundation for healthy and sustainable development.

Materiality issues	Corresponding SDGs	Our actions
● Corporate governance ● Compliance and business ethics ● Diversity and inclusion ● Risk management ● Reduction of pollution ● Waste management ● Water resources management		● Continuously enhance corporate governance standards by establishing a diversified governance and optimizing the board's performance-based compensation system ● Promptly identify and address enterprise risks through refining the risk management framework, enhancing risk training, and other methods ● Uphold the concept of business ethics by improving the safeguarding system, strengthening awareness promotion, and implementing whistleblower protection ● Optimize water resource utilization and strengthen environmental pollution management

Laying a Solid Foundation for Business Operations

ZTO Express always delivers work in a compliant and trustworthy manner. This is achieved through continuous efforts to improve corporate governance and strengthen risk and compliance management. The Company also implements a system to safeguard business ethics, effectively safeguard the long-term interests of all parties and establish a positive corporate image. All of these efforts help lay a solid foundation for healthy and sustainable development.

Corporate Governance

We recognize the significance of sound corporate governance in boosting investor confidence in the Company. We strictly adhere to the relevant regulatory requirements of the country and the stock exchange. We seek to comprehensively enhance our corporate governance performance through developing diversified governance mechanisms and optimizing the performance-based compensation system of the board.

• Diversified Governance

We firmly believe that a diversified governance system will help promote the exchange and integration of experiences from various perspectives, complement each other's strengths, and assist the board in making decisions that better serve the interests of all stakeholders. When selecting director candidates, the nomination and corporate governance committee considers the experience, skills, professional knowledge, personal integrity, ethical standards, character, and business judgment of the candidates. Various aspects of diversity, including but not limited to gender, nationality, ethnicity, race, religion, and cultural background will also be taken into account.

• Performance and Compensation

The Company conducts regular self-assessment of the board's performance every year. The assessment looks into management procedures, management communication, strategic focus, efficient access to decision-making information, reasonable arrangement of management work, and track record management improvement to foster the effectiveness of board governance. The Company establishes a compensation policy and structure that meets the needs of business development to ensure appropriate levels of compensation for the directors and senior management of the Company. To ensure sustainable development performance, the Company has established mechanisms to link ESG performance with board compensation. Relevant assessment indicators include but are not limited to ESG system construction, ESG risk management, and ESG key performance indicators.

Risk Compliance

The Company constantly improves its risk control mechanisms and processes, conducts regular risk identification and internal audits, enhances risk awareness, and prevents operational risks.

• Risk Compliance

The Company strictly follows the requirements of the Sarbanes-Oxley Act (SOX), focusing on identification, prevention and control to establish a comprehensive risk control mechanism, effectively identify and address potential risks in various aspects of corporate operations. During the reporting period, the Company improved, reviewed and updated relevant systems such as the Disclosure Control System and the Management Measures for Integrity Construction (Conflict of Interest). The Company strengthened the level of risk management in related areas through developing a risk control matrix, optimizing process standards, and implementing control testing.

• Risk Management Framework

We have established a risk management organizational structure covering all business departments and member companies of the Company, clarifying the responsibilities of our Audit Committee, Internal Audit Department, and various functional departments. The Audit Committee is mainly responsible for assessing and determining the nature and extent of risks that the Company is willing to accept when achieving strategic objectives, and conducting regular reviews of the effectiveness of risk management and internal control policies and procedures. The Internal Audit Department is responsible for monitoring the sound operation of the risk management and internal control systems, continuously optimizing internal control processes, and inspecting and improving the internal control situation of subsidiaries. Under the unified coordination of various functional departments, risk self-assessment and internal control management are conducted to comprehensively manage and respond to various risks.



First Line of Defense
Various Functional Departments
— Track risks, implement corrective actions, and prevent or resolve potential risk points

Second Line of Defense
Internal Audit Department
— Regularly conduct risk screening, classification assessment, review, and evaluation work

Third Line of Defense
Audit Committee
— Develop and regularly review risk management strategies and systems

External Audit

ZTO Risk Management System

• Risk Management Process

We regularly conduct risk identification and assessment, where specific department managers identify existing and potential risks in compliance, operation and business continuity based on the nature of the business and industry trends. We prioritize risk management based on the potential impact and likelihood of occurrence.

We take potential and existing risks seriously. Our Internal Audit Department continuously monitors the implementation of risk mitigation measures. Risk management is integrated into the product and service development process, with annual assessments of risk exposure and targeted improvements based on identified risk management gaps and changing circumstances. During the reporting period, we focused on emerging risks such as climate change. The related response measures are detailed in Chapter Two of this report.

• Risk Culture Construction

We are committed to integrating risk management culture into the entire process of corporate culture construction. Through training on risk management principles at all levels, we aim to enhance the overall risk control awareness and technical skills of employees and partners. Additionally, to enhance the risk assessment and response capabilities of the Board of Directors, we engage external organizations to provide risk management training to all directors (including executive directors, non-executive directors, and independent directors).

Implementing Risk Training and Assessment

•We provide risk management training to all employees to help them understand risk control concepts and audit processes. Additionally, we design assessments to strengthen employees' learning attitudes and outcomes

Enhancing Risk Management Feedback

•The Company actively conducts research and discussions on the mechanism for risk prevention and early warning. Through field investigations, we motivate employees and guide them to identify and mitigate risks
•We have established a risk reporting hotline to encourage employees and external partners to proactively identify and report risks. This initiative aims to increase the proactive nature of risk prevention, shifting from passive management to active management, thereby enhancing the Company's risk management capabilities

Business Ethics

The Company strictly complies with national laws and regulations. We have established a sound corporate governance system, and integrate business development with our integrity values, compliance requirements, and the expectations of various stakeholders.

• Business Ethics and Anti-Corruption

ZTO Express strictly adheres to national policies, laws, and regulations such as the Company Law of the People's Republic of China, the Anti-Unfair Competition Law of the People's Republic of China, the Anti-Corruption and Bribery Law of the People's Republic of China, the Provisional Regulations on Prohibiting Commercial Bribery, the Anti-Money Laundering Law of the People's Republic of China, the Criminal Law of the People's Republic of China, and the Supervision Law of the People's Republic of China. We have established a series of management systems including the Implementation Regulations on Integrity Supervision and the Code of Conduct for Business Behaviors and Ethics, which cover all employees and business lines of the Company. These systems extend the integrity requirements to suppliers and contractors, explicitly prohibiting corruption, bribery, fraud, money laundering, unfair competition, and conflicts of interest. Furthermore, we integrate business ethics incidents with employee performance, continuously enhancing the internal management level of business ethics. The Company's anti-corruption and bribery policies apply to charitable donations and political contributions.

 **Supplier Compliance Forum**

ZTO Express attaches great importance to compliance cooperation and compliance construction with suppliers/partners while ensuring its own integrity and compliance. Together, we aim to create a business atmosphere that is "transparent, upright, and incorrupt" and establish a cooperative relationship based on "fairness, mutual trust, and win-win." On December 21st, we held the "Clean Action - Integrity Education Promotion Week" Supplier Compliance Forum to convey ZTO's firm determination to promote integrity and compliance to our suppliers.

 

To further enhance ZTO Express's level of business ethics management, we regularly review and revise internal management systems based on the latest laws and regulations to ensure their effectiveness. We include business ethics and anti-corruption risks in the scope of special audits conducted by our audit committee under the overall supervision of the Board of Directors. As an independent supervisory department, the Network and Integrity Supervision Office conducts annual inspections and periodic special reviews to carry out audits and risk assessments related to business ethics for all operations, business lines, and contractors. This strengthens the overall management and supervision of business ethics. During the reporting period, the Company did not engage in any litigation cases related to business ethics, and there was no concluded legal case regarding corrupt practice brought against the Company or its employees. Through internal self-inspection, 39 risks related to corruption and bribery, 69 risks related to customer privacy breaches, and 15 risks related to conflicts of interest were identified. All of above risks were processed immediately in accordance with Company's policies.. Moreover, no incidents related to discrimination, harassment, money laundering, or insider trading occurred.

• Ethical Awareness Promotion

Every year, the Company conducts various forms of integrity publicity activities and training on the "Code of Business Conduct and Ethics" for directors, employees, outsourced personnel, contractors, and others. Through regular promotion and other means, we aim to help them identify common business ethics incidents in their fields of work and provide channels of consultation on ethical issues. This continuous effort strengthens their awareness of business ethics and reduces the occurrence of violations.





Promoting a Culture of Integrity and Building an Honest ZTO — ZTO Express Held the First "Clean Action - Integrity Education and Promotion Week" Event

From December 18th to 22nd, 2023, ZTO Express held its inaugural "Clean Action - Integrity Education and Propaganda Week" event simultaneously at the Company's headquarters and various regional management centers across the country.

Through such activities as lectures on integrity in the workplace, selection of exemplary integrity-related works, screenings of integrity-themed short films, special meetings with government supervisors, and raising awareness through games, the event aimed to deepen employees' understanding of the importance of integrity in their work, further enhance the integrity and compliance awareness of all staff members, strengthen the compliance management of ZTO outlets and suppliers, and create a positive atmosphere of integrity to ensure sustainable and high-quality development.





清风行动
廉洁教育宣传周
弘扬廉洁文化 共建廉洁中通

合规承诺书

Employee and outlet representatives sign compliance commitment letters



Integrity promotional games

• Standardizing Whistleblowing Management

Adhering to the values of integrity and compliance, the Company is committed to fostering an open and transparent communication environment and encourages all employees, suppliers, and other partners to participate in the oversight system of integrity and honesty. This includes monitoring employees' integrity and diligent performance, as well as promptly and effectively communicating any potential violations of ethical standards, regulations, and laws. We have established and promulgated the "Anti-corruption Whistleblower Reward Measures," through which whistleblowers can report to the Company via email, telephone, letter, scheduled visits, anti-corruption reporting platforms, and other channels.



Whistleblower enters the report information/Recipient of the report enters the report information
Assigning tasks to the appointed individual
Verification and processing by the recipient personne
Recording the processing results

Whistleblowing Handling Process

Meanwhile, the Company firmly protects the legitimate rights and interests of whistleblowers. We have established a 24/7 multilingual independent whistleblower hotline to allow anonymous reporting. We strictly adhere to confidentiality principles in handling reports and investigations, prohibit the disclosure of whistleblowers' personal information or the handling of report details to the reported individuals or irrelevant personnel. We strictly forbid any retaliatory actions against whistleblowers to ensure that no whistleblower faces retaliation such as workplace discrimination or unfair performance evaluations. This ensures the maximum protection of whistleblowers and complainants. During the reporting period, the Company received a total of 368 whistleblower reports and conducted verification and investigation based on the information provided in the reports.

24/7 independent reporting channels of ZTO Express

Report telephone number
18930660110
(WeChat)



Report mailing address
Network and Integrity Supervision Office, 12th Floor, Building 1, ZTO Express Group, No. 1685 Huazhi Road, Huaxin Town, Qingpu District, Shanghai



Report email address
lianzheng@zto.com



Mobile reporting channel
Baohe APP - Integrity Supervision - Integrity Supervision Reporting



Driver reporting channel
YouTrans APP - Integrity Reporting



Strengthening Environmental Management

ZTO Express strictly adheres to the Environmental Protection Law of the People's Republic of China, as well as relevant regulations from local governments. We have established comprehensive environmental management systems to cover production operations, business facilities, products and services, distribution and logistics, waste management, suppliers, service providers, contractors, and other key business partners. We are committed to constant improvement in environmental performance, setting goals to reduce environmental impact, and enhancing awareness of environmental management policies and impacts through relevant training for internal and external stakeholders. Additionally, the Company has developed an integrated environmental management system based on the requirements of ISO 14001 to standardize pollution management, reduce the environmental impact of production and operational activities, and mitigate potential risks arising from improper management. During the reporting period, the Company did not incur any significant environmental penalties for non-compliance.[6]



ZDHY
Beijing ZhongDaHuaYuan Certification Center Co., Ltd.
Environmental Management System Certification Certificate
No.02024E0074R0L
Zhongtong Express Co., Ltd.
System scope assessed
The environmental management activities of domestic express delivery services (headquarters) and general freight services (headquarters) of Zhongtong Express Co., Ltd. . It is situated in Building 1, No.1685 Huazhi Road, Huaxin Town, Qingpu District, Shanghai, P.R.China
Registered address: Building 1, No.1685 Huazhi Road, Huaxin Town, Qingpu District, Shanghai, P.R.China
Environmental management system is in conformity with
GB/T 24001-2016/ISO 14001:2015 *Environmental management systems-Requirements with guidance for use*
Issuing date:2024.01.15; Expiration date:2027.01.14
Note: The certification registration scope doesn't include those product / service scopes which fail to be covered by the relevant effective administration permission and qualification permission regulated by the state; The first surveillance audit after the initial certification shall be conducted within 12 months since the date of the certification decision, after that, the certified organization shall accept the audit at intervals of no more than 12 months and the certificate is regarded as effective only after the certification decision; The certificate information can be obtained in the website of Certification and Accreditation Administration of the People's Republic of China (www.cnca.gov.cn) or by scanning the QR code below.
ZHANG JIAN, General Manager
IAF CNAS
MANAGEMENT SYSTEM
CNAS C020-M
ZDHY

The ISO 14001 Environmental Management System certification certificate for ZTO Express

Water Resources Management

The Company consistently complies with national and local laws and regulations regarding water resources management, and continuously improves internal management systems for water resource utilization and protection. In water resources management, all of our business activities by sourcing water from the municipal network instead of using natural water intake and there was no issue sourcing water that was fit for purposes. At the same time, the Company adheres to the concept of green development, striving to introduce and establish advanced environmental protection technologies and concepts. This can increase the recycling rate of water resources, reduce water consumption, improve environmental quality, and actively explore the path of green and sustainable development.

[6]Significant penalty events refer to incidents where the penalty amount exceeds 10,000 USD.

Water Resources[7]	Unit	Data from 2023
Water Intake	Ten Thousand Tons	543.8
Water Discharge	Ten Thousand Tons	516.6
Water Consumption	Ten Thousand Tons	27.2
Water Consumption Density	Tons per Hundred Million RMB	5.67

In terms of water efficiency goals, our Company has set clear objectives to enhance the efficiency of water utilization and reduce water consumption for sustainable use of water resources. We also conduct daily water-saving campaigns and water efficiency training activities to raise awareness among employees about water conservation.



Continuously Optimize the Utilization of Water Resources

The Hefei Sorting Hub of ZTO Express actively responds to the concept of "sponge cities" in water circulation. A series of measures was implemented to make full use of water resources and reduce the pollution caused by direct sewage discharge to the environment, recording a cumulative annual water savings of about 500 tons

- By establishing a collection and treatment system for reusable water, water resources are utilized in a cascade cycle
- Adding 3,500 square meters of sunken green space and deploying LID rainwater recycling systems
- Utilizing rainwater recycling, purified rainwater is reused for car washing, spraying green spaces, flushing toilets, etc.

[7]The Company's main source of water resources is municipal water supply.

Reduce Pollution

In regard to the emissions of pollutants during operations, ZTO Express strictly adheres to relevant laws and regulations such as the Environmental Protection Law of the People's Republic of China and the Implementation Opinions of the State Post Bureau on Comprehensive Strengthening of Ecological Environment Protection and Resolutely Fighting the Battle of Pollution Prevention and Control. The Company continuously improves internal management systems related to waste gas, wastewater, solid waste, hazardous waste and other aspects. We also exercise strict control and compliance with regulations for the treatment and emission of various pollutants. Through such methods as data tracking, ZTO Express monitors and reduces pollutant emissions while ensuring compliance and standard discharge.

During the reporting period, targeted assessments were conducted to identify key directions for pollution management this year and related improvement measures, including:

- **Production process:** Optimize production processes, replace vehicles with those compliant with emission standards, reduce unnecessary waste and emissions, and improve resource utilization efficiency. Collecting and managing hazardous waste and general solid waste on a category basis, and entrusting qualified third parties to dispose of different types of waste in compliance with regulations

- **Supply chain management:** Collaborate with suppliers to promote eco-friendly procurement, reduce waste in packaging and transportation processes

- **Paperless Office:** Go paperless to reduce paper waste

- **Employee behaviors:** Strengthen environmental education and encourage employees to develop habits of reducing waste

- **Product design:** Optimize product designs, consider environmental factors, and enhance product sustainability

- **Procurement:** Prioritize environmentally compliant suppliers and promote the construction of green supply chains

- **Circular economy:** Promote the utilization of waste resources and explore circular economy models

Waste Gas	Unit	Data of 2023
Total Emissions	Ton	7,945
Nitrogen Oxides (NOx)	Ton	7,313
Sulfur Oxides (SOx)	Ton	8
Particulate Matters	Ton	624

Note: Waste gas are emitted from diesel vehicles. Waste gas emissions are calculated based on the "Listing Rules" and "Appendix 2: Reporting Guidelines for Environmental Key Performance Indicators" of the Hong Kong Stock Exchange.

Waste Gas	Unit	Emissions of 2023
Non-hazardous waste	Ton	9,464
Hazardous waste	kg	97,568

Enhancing Environmental Awareness Training for Employees

We conduct specialized training on waste management to strengthen environmental awareness among employees and foster good habits of waste reduction. Through seminars, group discussions, and other methods, we educate employees about the importance of waste reduction, methods, and practical strategies in their daily routines. Together with employees, we aim to achieve our sustainability goals.



Appendix I: Summary of Key Performance

Key Performance Indicators		Unit/No.	2021	2022	2023
Business Performance					
Parcel Volume		100 million parcels	223	244	302
No. of Pickup/Delivery Outlets		No.	30,400	31,000	31,000
Domestic Sorting Hubs		No.	99	98	99
Automated Sorting Equipment		Set	385	458	464
Line-haul Vehicles		No.	10,900	11,000	10,000
Line-haul Routes		No.	3,700	3,750	3,900
High-capacity Trailer Truck		No.	9,000	9,700	9,200
Environmental Aspect					
Direct Energy Consumption					
Diesel		Tons	428,693	420,256	444,284
Natural Gas		m^3	/	/	1,120,623
Indirect Energy Consumption[1]					
Purchased Electricity		MWh	425,537	558,351	681,557
Energy Consumption[2]					
Direct Energy Consumption		Tons of Standard Coal Equivalent	624,648.57	612,355.02	648,856.31
Indirect Energy Consumption		Tons of Standard Coal Equivalent	52,298.55	68,621.33	83,763.42
Total Energy Consumption		Tons of Standard Coal Equivalent	676,947.12	680,976.35	732,619.73
Energy Consumption Intensity		Tons of Standard Coal Equivalent per RMB10,000	0.223	0.192	0.191
Greenhouse Gas Emissions[3]					
Direct Emissions (Scope 1)		Metric Tons CO_2e	1,350,926	1,324,339	1,402,275
Indirect Emissions (Scope 2)		Metric Tons CO_2e	247,237	318,428	388,692
Other Indirect Emissions (Scope 3)	Transparent Tape	Metric Tons CO_2e	1,921	1,718	2,151
	Waybill	Metric Tons CO_2e	46,096	49,251	54,537
	Others	Metric Tons CO_2e	78,629	78,945	98,277
Total Greenhouse Gas Emissions (Scope 1+2+3)		Metric Tons CO_2e	1,724,810	1,772,680	1,945,932
GHG Emissions Intensity		kg CO_2e per RMB10,000	568	501	507
		kg CO_2e per parcel	0.077	0.073	0.064

Notes [1, 2 and 3]: A new method for calculating the consumption of purchased electricity was adopted in 2023, and applied back to the purchased electricity consumption in 2021 and 2022. The statistics of indirect energy consumption, overall energy consumption, energy consumption intensity, indirect greenhouse gas emissions, total greenhouse gas emissions, greenhouse gas emission intensity in 2021 and 2022 have been recalculated using this method.

Key Performance Indicators	Unit/No.	2021	2022	2023
Water Resources				
Total Water Intake	Million Tons	400.7	421.1	543.8
Waste[4]				
Total Non-hazardous Waste	Tons	5,645	3,168	9,464
Emission Density of Non-hazardous Waste	Tons/Million RMB	0.186	0.090	0.246
Total Hazardous Waste	kg	600	3,936	97,568
Emission Density of Hazardous Waste	kg/Million RMB	0.020	0.112	2.540
Exhaust Emissions				
Sulfur Oxides (SOx)	Tons	8.12	7.96	8.41
Nitrogen Oxides (NOx)	Tons	7,451	7,241	7,313
Particulate Matters	Tons	536	599	624
Packaging Consumables				
Total Amount of Packaging Materials	Tons	52,646,062	57,383,105	64,617,003
Packaging Material Density	kg/Million RMB	1,732.70	1,622.05	1,681.91
Utilization Rate of E-waybill	%	100	100	100
Cumulative Input of Green Recycling Transit Bags	10,000 pieces	1,856	3,225	4,415
Cumulative Investment of Green Recycling Devices	Units	24,000	25,327	26,683
Proportion of Thinned Tape Purchased by Headquarters	%	100	100	100
Environmental Protection Training				
Environmental Protection Training	Times	10	10	12
Social Aspect				
Employee Profile				
Total Employees	Persons	23,865	24,888	23,554
Full-time Employees	Persons	23,865	24,888	23,554
Part-time Employees	Persons	0	0	0
Male Employees	Persons	15,451	15,941	15,072
Female Employees	Persons	8,414	8,947	8,482
Employees aged 29 and below	Persons	6,440	6,753	5,771

Note[4]: In 2023 the statistical scope of data has been expanded to cover more management centers.

Key Performance Indicators	Unit/No.	2021	2022	2023
Employees aged 30 to 49	Persons	14,836	14,982	15,031
Employees aged 50 and above	Persons	2,589	3,153	2,752
Percentage of Female Senior Managers	%		18	18
Percentage of Employees of Ethnic Minorities	%	6.30	5.52	5.88
Employee Turnover Rate	%		24.09	24.32
Male Turnover Rate	%		22.68	22.40
Female Turnover Rate	%		26.48	27.50
Turnover Rate of Employees aged 29 and below	%		35.67	35.21
Turnover Rate of Employees aged 30 to 49	%		18.69	20.12
Turnover Rate of Employees aged 50 and above	%		18.38	18.99
Turnover Rate of Domestic (including Hong Kong, Macao, and Taiwan) Employees	%			22.91
Turnover Rate of Cambodian Employees	%			20.11
Turnover Rate of Laotian Employees	%			27.12
Turnover Rate of Burmese Employees	%			63.70
Turnover Rate of Thai Employees	%			81.01
Turnover Rate of Vietnamese Employees	%			98.47
Occupational Health and Safety				
Million Hours Worked Injury Rate	Million Work Hours	0.19	0.16	0.16
Number of Work-related Deaths	Persons	10	7	8
Percentage of Work-related Deaths	%	0.04	0.03	0.03
Employee Training				
No. of Employee Training	Times		334	302
Total Hours of Employee Training	Hours		55,465	194,780
Employee Training Coverage	%		27.85	41.35
Average Employee Training Hours	Hours		8	20
Male Employees Trained	Persons		4,159	6,431
Female Employees Trained	Persons		2,773	3,308

Key Performance Indicators	Unit/No.	2021	2022	2023
Senior Managers Trained	Persons		21	189
No. of Medium Managers Trained	Persons		821	2,026
Junior Staff Trained	Persons		6,090	7,524
Customer Service				
Customer Satisfaction	Score	90.8	91	94
Percentage of Total Products Sold or Shipped Subjected to Recall due to Safety and Health Reasons	——	——	——	The Company does not produce physical products and mainly provides courier services, so no product recall is involved

Appendix II: Index of ESG Indicators

Main Categories, Levels, General Disclosures and Key Performance Indicators		2023 Environmental, Social, and Governance (ESG) Report
A. Environment		
Level A1	**Emissions**	
General disclosure	Information regarding the emission of waste gases and greenhouse gases, pollution discharged into water and land, and the generation of harmful and non-harmful waste: (a)Policies regarding emissions of gases and greenhouse gases, pollution to water and land, generation of hazardous and non-hazardous waste, and (b)Compliance with relevant laws and regulations that significantly impact the issuer. Note: Emissions of gases include nitrogen oxides, sulfur oxides, and other pollutants regulated by national laws and regulations. Greenhouse gases include carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons, and sulfur hexafluoride. Hazardous waste refers to those defined by national regulations.	Energy Conservation and Carbon Reduction Strengthening Environmental Management
Key Performance Indicator **A1.1**	Types of emissions and related emission data.	Energy Conservation and Carbon Reduction Strengthening Environmental Management Summary of Key Performance
Key Performance Indicator **A1.2**	Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (measured in tons) and (if applicable) intensity (measured per production unit, per facility, etc.).	Energy Conservation and Carbon Reduction Summary of Key Performance
Key Performance Indicator **A1.3**	Total amount of hazardous waste generated (measured in tons) and (if applicable) intensity (measured per production unit, per facility, etc.).	Strengthening Environmental Management Summary of Key Performance
Key Performance Indicator **A1.4**	Total amount of non-hazardous waste generated (measured in tons) and (if applicable) intensity (measured per production unit, per facility, etc.).	Strengthening Environmental Management Summary of Key Performance
Key Performance Indicator **A1.5**	Describe the emission reduction targets set and the steps taken to achieve these targets.	Responding to Climate Change Strengthening Environmental Management
Key Performance Indicator **A1.6**	Describe the methods for handling hazardous and non-hazardous waste, and outline the waste reduction targets set and the steps taken to achieve these targets.	Strengthening Environmental Management
Level A2	**Resource Usage**	
General disclosure	Policies on Efficient Use of Resources (including energy, water, and other raw materials). Note: Resources can be used for production, storage, transportation, buildings, electronic devices, etc.	Energy Conservation and Carbon Reduction Packaging Material Usage Strengthening Environmental Management
Key Performance Indicator **A2.1**	Total energy consumption (in kilowatt-hours) and density (such as per unit of production or per facility) categorized by type, including direct and/or indirect energy sources (such as electricity, gas, or oil).	Energy Conservation and Carbon Reduction Summary of Key Performance
Key Performance Indicator **A2.2**	Total water consumption and density (such as per unit of production or per facility).	Energy Conservation and Carbon Reduction Summary of Key Performance
Key Performance Indicator **A2.3**	Describe the established energy efficiency goals and the steps taken to achieve these goals.	Energy Conservation and Carbon Reduction
Key Performance Indicator **A2.4**	Describe any issues regarding the availability of water sources and the established water efficiency goals, as well as the steps taken to achieve these goals.	Strengthening Environmental Management
Key Performance Indicator **A2.5**	The total amount of packaging materials used for finished products (measured in tons) and, if applicable, the amount per production unit.	Packaging Material Usage

Main Categories, Levels, General Disclosures and Key Performance Indicators		2023 Environmental, Social, and Governance (ESG) Report
Level A3	**Environment and Natural Resources**	
General disclosure	Policies to reduce the significant impact of the issuer on the environment and natural resources.	Responding to Climate Change Energy Conservation and Carbon Reduction Packaging Material Usage Strengthening Environmental Management
Key Performance Indicator **A3.1**	Description of the significant impacts of business activities on the environment and natural resources, as well as actions taken to manage these impacts.	Responding to Climate Change Energy Conservation and Carbon Reduction Strengthening Environmental Management
LevelA4	**Climate Change**	
General disclosure	Identification and Response to Significant Climate-Related Issues that Have Affected or May Affect the Issuer	Responding to Climate Change
Key Performance Indicator **A4.1**	Description of Significant Climate-Related Issues that Have Affected or May Affect the Issuer, and Actions Taken in Response	Responding to Climate Change
B. Social		
Level B1	**Employment**	
General disclosure	About compensation and dismissal, recruitment and promotion, working hours, holidays, equal opportunities, diversity, anti-discrimination, and other benefits and welfare: (a) Policies; and (b) Information on compliance with relevant laws and regulations that have a significant impact on the issuer.	Ensuring Employees' Rights and Interests
Key Performance Indicator **B1.1**	The total number of employees disaggregated by gender, employment type (such as full-time or part-time), age group, and geographical region.	Ensuring Employees' Rights and Interests Summary of Key Performance
Key Performance Indicator **B1.2**	The turnover rate of employees disaggregated by gender, age group, and geographical region.	Ensuring Employees' Rights and Interests Summary of Key Performance
Level B2	**Health and Safety**	
General disclosure	Providing a safe working environment and ensuring employees are protected from occupational hazards: (a) Policies; and (b) Information on compliance with relevant laws and regulations that have a significant impact on the issuer.	Ensuring Employees' Rights and Interests
Key Performance Indicator **B2.1**	The number and rate of fatalities due to work-related incidents in each of the past three years (including the reporting year).	Ensuring Employees' Rights and Interests Summary of Key Performance
Key Performance Indicator **B2.2**	The number of working days lost due to work-related injuries.	Ensuring Employees' Rights and Interests
Key Performance Indicator **B2.3**	Describe the adopted occupational health and safety measures, as well as the related implementation and monitoring methods.	Ensuring Employees' Rights and Interests
Level B3	**Development and Training**	
General disclosure	Policies on enhancing employees' knowledge and skills to fulfill job responsibilities. Describe training activities. Note: Training refers to vocational training, which may include both internal and external courses paid for by the employer.	Empowering Employee Development
Key Performance Indicator **B3.1**	Percentage of trained employees categorized by gender and employee type (e.g., senior management, middle management, etc.).	Empowering Employee Development Summary of Key Performance
Key Performance Indicator **B3.2**	Average hours of training completed per employee, categorized by gender and employee type.	Empowering Employee Development Summary of Key Performance

Main Categories, Levels, General Disclosures and Key Performance Indicators		2023 Environmental, Social, and Governance (ESG) Report
Level B4	**Labor Standards**	
General disclosure	Prevention of Child Labor or Forced Labor: (a) Policies, and; (b) Compliance with relevant laws and regulations that have significant impact on the issuer.	Ensuring Employees' Rights and Interests
Key Performance Indicator **B4.1**	Describe measures to review recruitment practices to avoid child labor and forced labor.	Ensuring Employees' Rights and Interests
Key Performance Indicator **B4.2**	Describe the steps taken to address the situation when violations are discovered.	Ensuring Employees' Rights and Interests
Level B5	**Supply Chain Management**	
General disclosure	Polices on managing environmental and social risks in the supply chain.	Creating a chain of responsibility
Key Performance Indicator **B5.1**	Number of suppliers segmented by region.	Creating a chain of responsibility
Key Performance Indicator **B5.2**	Describe the practices related to engaging suppliers, the number of suppliers that adhere to these practices, and the related enforcement and monitoring methods.	Creating a chain of responsibility
Key Performance Indicator **B5.3**	Describe the practices related to identifying environmental and social risks at each stage of the supply chain, as well as the associated enforcement and monitoring methods.	Creating a chain of responsibility
Key Performance Indicator **B5.4**	Describe the practices to encourage the use of environmentally friendly products and services when selecting suppliers, as well as the associated enforcement and monitoring methods.	Creating a chain of responsibility
Level B6	**Product Responsibility**	
General disclosure	For health and safety, advertising, labeling, and privacy matters related to the products and services offered: (a) Policies; and (b) Information on compliance with relevant laws and regulations that have a significant impact on the issuer.	Prioritizing Customer Experience
Key Performance Indicator **B6.1**	The percentage of products sold or shipped that need to be recalled for health and safety reasons.	Not Applicable as the Company's business does not involve issues related to products sold or shipped
Key Performance Indicator **B6.2**	The number of complaints received about products and services and the methods used to address them.	Prioritizing Customer Experience
Key Performance Indicator **B6.3**	The practices related to maintaining and safeguarding intellectual property rights.	Continuing the Gene of Innovation
Key Performance Indicator **B6.4**	Describe the quality inspection process and product recall procedures.	Not Applicable as the Company's business does not involve issues related to quality assurance process and recall procedures.
Key Performance Indicator **B6.5**	Describe consumer data protection and privacy policies, as well as related enforcement and monitoring methods.	Prioritizing Customer Experience

Main Categories, Levels, General Disclosures and Key Performance Indicators		2023 Environmental, Social, and Governance (ESG) Report
Level B7	**Anti-corruption**	
General disclosure	Prevention of bribery, extortion, fraud, and money laundering: (a) Policies; and (b) Compliance with relevant laws and regulations that have significant impact on the issuer.	Laying a Solid Foundation for Business Operations
Key Performance Indicator **B7.1**	The number of corruption lawsuits filed against the issuer or its employees during the reporting period and the litigation outcomes.	Laying a Solid Foundation for Business Operations
Key Performance Indicator **B7.2**	Description of preventive measures and reporting procedures, as well as related implementation and monitoring methods.	Laying a Solid Foundation for Business Operations
Key Performance Indicator **B7.3**	Description of anti-corruption training provided to directors and employees.	Laying a Solid Foundation for Business Operations
Level B8	**Community Investment**	
General disclosure	Policies on engaging with the community to understand the needs of the operating community and ensuring that its business activities consider community interests.	Co-building Prosperous and Beautiful Villages Community Welfare Enthusiast
Key Performance Indicator **B8.1**	Focus areas for contribution (such as education, environmental issues, labor needs, health, culture, sports).	Co-building Prosperous and Beautiful Villages Community Welfare Enthusiast
Key Performance Indicator **B8.2**	Allocation of resources (such as money or time) in the focused areas of contribution.	Co-building Prosperous and Beautiful Villages Community Welfare Enthusiast

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